OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 3

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

CreditSmartPRO, Inc.

Commission File Number: 0001606793

Delaware

UNITED STATES:

CreditSmartPRO, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

<u>7374 – Computer Processing / Data Preparation / Data Processing</u>	**<u>47-1326490</u>**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Troy Strother CreditSmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480	Chief Executive Officer
Mr. Giancarlo Gomez CreditSmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480	Chief Technology Officer
Mr. Troy Strother CreditSmartPRO, Inc., 340 Royal Poinciana Way, Ste:317-203, Palm Beach, FL 33480	Treasurer

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the CreditSmartPRO, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Troy Strother	Preferred	0%
(1) (2)	Common	33%
Ms. Erica Strother	Preferred	0%
(3) (4)	Common	15%
Thor Aries, LLC	Preferred	0%
(5) (6) (7)	Common	44%
Media Funding Group	Preferred	0%
(8) (9)	Common	6%
Alternative Securities Markets Group	Preferred	0%
(10) (11)	Common	2%

(1) Mr. Troy Strother is the Founder & Chief Executive Officer and Treasurer of CreditSmartPRO, Inc.
(2) Address: CreditSmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480
(3) Ms. Erica Strother is an investor in and Corporate Secretary of CreditSmartPRO, Inc.
(4) Address: CreditSmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480
(5) Thor Aries, LLC is a limited liability company investor whose Voting Proxy is given to Mr. Troy Strother (see item # 6 below).
(6) Mr. Troy Strother, the Chief Executive Officer of CreditSmartPRO, Inc., has the Proxy to Vote Thor Aries, LLC's Common Shares, giving Mr. Troy Strother 77% of the voting power of the Common Shares.
(7) Address: c/o CreditSmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480
(8) Media Funding Group is the Company's Advertising Manager and Advisor.
(9) Address: c/o: CreditSmartPRO, Inc., 340 Royal Palm Way, Suite 317-203, Palm Beach, Florida 33480.
(10) The Alternative Securities Markets Group is an Advisor to CreditSmartPRO, Inc.
(11) Address: 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

CreditSmartPRO, Inc.
340 Royal Poinciana Way
Suite 317-203
Palm Beach, Florida 33480
http://www.CreditSmartPRO.com
Phone: (860) 304-4339
Troy@CreditSmartPRO.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
Phone: (213) 407-4386
Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Simon Taylor, Esq.
100 Park Avenue
Suite 1600
New York, New York 10017
http://www.ACNSecurities.com

At this time of this filing there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering. Although both CreditSmartPRO, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate CreditSmartPRO, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept SIX HUNDRED THOUSAND shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) Through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to CreditSmartPRO, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The Company was formed in July of 2014 as a Delaware Stock Corporation. Upon its formation, the Company issued 100% of its issued Common Stock (30,000,000 Shares) to Troy Strother. Upon the effective date, the Holders of Common Shares will be as follows:

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Troy Strother Chief Executive Officer 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 9,900,000 Shares (33%) Preferred Stock: No Shares	Common Stock: 9,900,000 Shares (33%) Preferred Stock: No Shares
Ms. Erica Strother Corporate Secretary 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 4,500,000 Shares (15%) Preferred Stock: No Shares	Common Stock: 4,500,000 Shares (15%) Preferred Stock: No Shares

Thor Aries, LLC 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 13,200,000 Shares (44%) Preferred Stock: No Shares	Common Stock: 13,200,000 Shares (44%) Preferred Stock: No Shares
Media Funding Group Company Advertising Manager 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 1,800,000 Shares (6%) Preferred Stock: No Shares	Common Stock: 1,800,000 Shares (6%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 600,000 Shares (2%) Preferred Stock: No Shares

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

CreditSmartPRO, Inc.

Corporate:
CreditSmartPRO, Inc.
340 Royal Poinciana Way
Suite 317-203
Palm Beach, Florida 33480
http://www.CreditSmartPRO.com
(860) 304-4339

Offering / Investors:
CreditSmartPRO, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
(213) 407-4386

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units
Preferred Stock Shares having a market value of up to
$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DATED: AUGUST 1st, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- <u>YEAR 2</u>: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 3</u>: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 4</u>: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's

Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in CreditSmartPRO, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	100	$100.00	$0.00	$5,000.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Internet Technology & Financial Education Platform Industry Risks

Internet Technology & Financial Education Platform Industry investments are subject to varying degrees of risk. The yields available from equity investments in Internet Technology & Financial Education Platform companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Internet Technology & Financial Education Platform market conditions such as oversupply of related products or a reduction in demand for Internet Technology & Financial Education Platform products and services in the areas in which the Company's Products and Services are located, competition from other Internet Technology & Financial Education Platform Products and Services Suppliers, and the Company's ability to provide adequate Internet Technology & Financial Education Platform Products and Services. Revenues from the Company's Products and Services are also affected by such factors such as the costs of operation and the general economic conditions.
Because Internet Technology & Financial Education Platform investments are relatively illiquid, the Company's ability to vary its products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Services. No assurance can be given that the fair market value of the Products Produced, Services Provided or Assets Produced or Acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Preferred or Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

If the Security of Confidential Information used in Connection with Our Services is Breached or Otherwise Subject to Unauthorized Access, Our Reputation and Business may be Materially Harmed.

Our Services require us to collect, store, use, and transmit significant amounts of confidential information, including personally identifiable information, credit card information, and other critical data. We employ a range of information technology solutions, controls, procedures, and processes designed to protect to confidentiality, integrity, and availability of our critical assets, including our data information technology systems. While we engage in a number of measures aimed to protect against security breaches and to minimize problems if a data breach were to occur, our information technology systems and infrastructure may be vulnerable to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or due to other circumstances, such as employee error or malfeasance or technology malfunction. The occurrence of any of these events, as well as a failure to promptly remedy these events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen, or damaged. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partnerships, cause us to suffer negative publicity, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to effectively and are constantly evolving. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of our strategic partners or enterprise customers.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of identity theft and credit enhancement products and services, and to sustain its profitability through a business strategy focused on increasing sales for its current products and services, selectively expanding its supply center network, increasing sales through other business partnerships, developing innovative new products, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our Identity Theft and Credit Enhancement Products and Services. This may require a significant amount of capital to allow us to market our Identity Theft and Credit Enhancement Products and Services, and to establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar Identity Theft and Credit Enhancement Products and services have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

We Could Lose our Access to Data Sources, which could cause us Competitive Harm and have a Material Adverse Effect on our Business, Operating Results, and Financial Condition

Our Services depend extensively upon continued access to and receipt of data from external sources, including data received from customers and fulfillment partners. Our data providers could stop providing data, provide untimely data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue, or for competitive reasons. We could also become subject to legislative, regulatory, or judicial restrictions or mandates on the collection, disclosure, or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to a substantial number of data sources or certain key data sources or certain data already in the CreditSmartPRO.com ecosystem, or if our access or use were restricted or became less economical or desirable, our ability to provide our services and the efficacy and attractiveness of CreditSmartPRO.com platform could be negatively affected, and this would adversely affect us from a competitive standpoint. This would also adversely affect our business, operating results, and financial condition. We may not be successful in maintaining our relationships with these external data source providers and may not be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

If We Experience System Failures or Interruptions in our Telecommunications or Information Technology Infrastructure, it may Impair the Availability of our Services, our Revenue could Decrease, and our Reputation could be Harmed

Our operations depend on our ability to protect the telecommunications and information technology systems utilized in our services against damage or system interruptions from natural disasters, technical failures, human error, and other events. We send and receive credit and other data, as well as key communications to and from our customers electronically, and this delivery method is susceptible to damage, delay, or inaccuracy. A portion of our business involves telephonic customer service and online enrollments, which depends upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in data loss, which could interrupt our operations. Our telecommunications or information technology infrastructure upon which we rely may be vulnerable to computer viruses, hackers, or other disruptions.

Development Stage Business

CreditSmartPRO, Inc., reorganizing as a Delaware Stock Corporation, commenced operations in July of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that CreditSmartPRO, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Identity Theft and Credit Enhancement Products and Services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Identity Theft and Credit Enhancement Industry Related Professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Identity Theft and Credit Enhancement Industry may reduce the number of sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Troy Strother, the Company's Founder and Chief Executive Officer. In addition, the Company also intends to obtain Officers and Director's Liability Insurance from the proceeds of the Offering. Obtaining such insurance, the amount of such insurance, and the terms of such insurance might have a material effect on the makeup of the Board of Directors and the Officers of the Company and the ability to attract additional qualified managers. The Company intends to recruit a Business Development Officer, a Chief Financial Officer and a Director of Marketing from the proceeds of the Offering. There can be no guarantees as to the quality of this prospective management.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

The Company is Subject to Various Statutes and Regulations, which may Result in Significant Costs

The Company's operations are subject to various Federal and State statutes and regulations, including those relating to credit enhancement products and credit card offerings. While the Company's Management does not currently expect the costs of compliance with Federal and State statutes and regulatory requirements to increase materially, future expenditures may increase as compliance standards and technology change.

Control by Management

As of August 1st, 2014 the Company's Managers owned approximately 33.25% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. In addition, the Chief Executive Officer has the proxy to vote an additional 44% of the Company's Common Stock. Upon completion of this Offering, The Company's Management will own approximately 33.25% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock Units or Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to the Company's Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our future operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Internet Technology & Financial Education Platform Products and Services Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the ownership percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Valuation Arbitrary

The Company intends to compensate its management with salaries and 100,000 shares per annum of Common Stock awards based on a common stock price of $0.50 per share. The Company's Common Stock issued and outstanding upon completion of this Offering will be 30,000,000 shares, rendering a valuation of $15,000,000 for the Company. The Company will issue 50,000 9% Convertible Preferred Stock Units which will become convertible two, three, four or five years from the Closing of the Offering. If all of the 50,000 9% Convertible Preferred Stock Units were subscribed at the price of $100 each, and were converted to Common Stock as of the Closing of the Offering, then each 9% Convertible Preferred Stock Unit of $100 would be converted to 200 shares of Common Stock of the Company and the Company would retire the 50,000 9% Convertible Preferred Stock Units and issue an additional 10,000,000 shares of Common Stock to the former holders of the 50,000 9% Convertible Preferred Stock Units, rendering 40,000,000 shares of the Company's Common Stock issued and outstanding. The value of the $0.50 per Common Share would render a valuation of $20,.000,000 for the Company. There can be no assurances that upon conversion of the 50,000 9% Convertible Preferred Stock Units two, three, four or five years from the Closing of the Offering, that the Company's Common Stock value will exceed $0.50 per share or that the Company will be able to maintain or increase its valuation.

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing

counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at these market penetration rates, those results cannot be guaranteed.

See Caveat Concerning 1% Market Penetration accompanying Financial Projections below:

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has been reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **CreditSmartPRO, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$100,000**	**2%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$5,000**	**5%**

Footnotes:

(3) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Management and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Management.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense". The Company does not intend to use Broker-Dealers.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

CreditSmartPRO,Inc. Allocation of Funds		
Source of Funds	Offering Proceeds	
Net of 5% Expenses	**$4,750,000**	
Use of Funds		
Programing and Software	**$625,000**	(Programming, AntiFraud)
CSP Mobile APP	**$150,000**	(Mobile App)
General and Administrative	**$1,136,000**	(Employee Services, Metric Analysis)
Servers	**$125,000**	(Cloud Servers, Disaster Recovery)
Equipment & Supplies	**$84,000**	(Computer, Hardware, Office Supplies)
Office Lease	**$120,000**	(Includes Utilities)
Legal/Accounting/Insurance	**$170,000**	(FTC, BBB, Compliance,E&O Insurance)
T&E	**$150,000**	(Travel related to Strategic Partnerships)
Provisional Patents& Patents	**$76,000**	(Application for Patents)
Advertising	**$1,100,000**	(Advertising)
Working Capital	**1,014,000**	(Cash, Working Capital)
Total Use of Funds	**$4,750,000**	

The allocation of Funds Table provides above provides the use of funds based on raisin $5 Million USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided above. The total amount of funds raised will be allocated on a percentage basis to the following categories: Programming and Software 12.5%, CSP Mobile AP 3%, General and Administrative 22.7%, Servers 2.5%, Equipment & Supplies 1.7%, Office Lease 2.4%, Legal / Accounting / Insurance 3.4%, Travel and Entertainment 3%, Provisional Patents & Patents 1.5%, Advertising 22%, Working Capital 20.3%, Expenses 5%.

ITEM 6.

A. DESCRIPTION OF BUSINESS:

PRODUCTS & SERVICES:

CreditSmartPRO, Inc. provides web based system that provides a fully automated, step-by-step, credit repair and management solution. We intend to guide our users through the step-by-step credit repair process, providing powerful legal letters, video tutorials, and an exclusive knowledge base to answer all of our customer's questions. This solution will be financially beneficial, timely, and much needed by the over 180 million credit users in today's economic climate.

TARGET MARKET:

CreditSmartPRO, Inc. aspires to target the $45 Billion per year credit services market. Our system will be designed to appeal to customers that are in need of repairing, restoring, or improving their credit score. In addition the Company's platform will educate the customer on the credit reporting system and their rights under the Fair Credit Reporting Act, 15 USC § 1681 et seq. ("FCRA"). ***CreditSmartPRO, Inc.*** aspires to offer a low cost option for the consumer to enhance their credit score and help protect their identity.

MANAGEMENT:

Management has extensive experience in internet, finance, sales, and marketing. In addition, the Company intends to form a number of high value strategic partners working with the ***CreditSmartPRO, Inc.*** team to offer the Company's product to as many credit users as possible..

POTENTIAL CUSTOMERS:

There are over 180 Million credit users in the United States, of which 127 million have poor credit scores of 700 or below. The ***CreditSmartPRO, Inc.*** customer base will include all United States Citizens (longer term focus to integrate into Canada).

The ***CreditSmartPRO, Inc.*** Website will translate English into Spanish, French, Mandarin, Russian and German to enable the ***CreditSmartPRO, Inc.*** Website to be a more user-friendly interface to the United States' Immigrant Population.

CreditSmartPRO, Inc. intends to form strategic alliances with numerous affiliates in the credit card, mortgage, and banking industry sectors. ***CreditSmartPRO, Inc.*** will pursue additional marketing avenues that will include: SEO, PPC, Facebook, Twitter, and off-line advertising which will create a strong brand presence. ***CreditSmartPRO, Inc.*** will offer a unique value proposition to all financial institutions that provide credit to their customers, by actively educating and updating their customers on their credit profile to enable them to become better credit risks. This in turn can serve as a form of "*Customer Insurance*" for the various financial products that the financial institutions offer.

COMPETITVE ADVANTAGE:

In the credit repair and counseling services industry, the consumer has heretofore had only two options:

1. **"Do It Yourself"** (read a book), or
2. **Hire a High Priced Law Firm to "Do it For Me"**

The ***CreditSmartPRO,Inc*** platform., was developed to give the consumer a third option: An Automated Process that Guides the Consumer Through Intuitive Steps to help them understand and dispute credit report inaccuracies; have those inaccuracies removed from their credit report, and enhance their credit scores. The CreditSmartPRO, Inc. platform offers a truly automated low cost alternative for subscribers looking to save time and money while obtaining maximum results.

In addition, the ***CreditSmartPRO,Inc*** platform was developed to educate the consumer on the credit reporting system, the importance of credit scores, how such scores are calculated, and the financial consequences of poor credit scores. The platforms search engine, knowledge base, and multi-lingual functionality will facilitate the learning process for the entire 180 million credit users in the United States and 20 million credit users in Canada, regardless of socio-economic level.

FINANCIALS:

CreditSmartPRO, Inc. Five Year Revenue Estimates based on n assumption of a .1% market penetration by year-end 2 and a 1% market penetration by year-end 5*

	Year One	Year Two	Year Three	Year Four	Year Five
Number of Customers	22,029	196,413	352,730	1,008,667	1,614,908
Revenue	$2,964,485	$32,033,062	$98,782,435	$229,062,828	$473,952,066
Expenditure	($2,210,664)	($19,496,815)	($57,818,627)	($167,527,853)	($343,935,122)
Net Profits	$753,841	$12,536,247	$40,963,808	$61,804,975	$130,016,944

***Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at those market penetration rates, those results cannot be guaranteed.**

See Caveat concerning 1% Market Penetration:

The Company believes it can reach a 1% market penetration for the following reasons: Life Lock, Inc. is a publicly traded company that sells identity theft protection only. It took Life Lock approximately seven years to grow their customer base to 2 million users, or a 1% market penetration, according to documents issued in connection with its Initial Public Offering. The Company believes it can offer education and a credit enhancement tool kit in addition to proactive identity theft protection, at a price competitive to Life Lock. Moreover, the amount of Advertising dollars spent by advertisers such as Experian, TrueCredit.com, FreeCreditReport.com and similar providers of credit reports have grown customer awareness of the importance of credit scores and credit reports. These two factors along with the projected advertising spent of the Company in order to achieve this 1% market penetration makes the Company believe it can achieve this result in five years. This is aspirational in nature.

There is currently a lack of education on the credit scoring system and the Fair Credit Reporting Act. Many consumers are becoming aware of the financial impact of a low credit score, yet have no on-line solution to take steps to correct such score. The Company aspires to provide such on-line solution.

According to Urban Institute, there are 77 Million Americans with debt in collections. http://www.urban.org/publications/413191.html. High default rates in the consumer space, as well as the student loan industry, gives the Company a strong value proposition to potentially partnering with financial institutions. The Company aspires to work with the Student Loan Industry, Education Centers, and Foundations to help people raise awareness about the importance of their credit scores, however, there can be no assurances that these aspirations can be

met or that the Company will achieve the results it aspires to achieve.

EXECUTIVE SUMMARY:

CreditSmartPRO, Inc. is a Delaware Stock Corporation formed in July of 2014. The Company's Management has many years combined experience in Internet marketing, computer programing, and algorithm encryption. The Company's Management and history is set forth below. The front-end of the Company's platform can be seen on its development server at csp.fw1.fusedev.com

CreditSmartPRO, Inc. provides a revolutionary "do-it-yourself" method of credit restoration and enhancement through its automated web based platform combined with an educational knowledge base with an embedded search engine.

CreditSmartPRO, Inc. also provides Identity Theft Protection and tools and affiliate relationships with first class providers that offer better savings on credit cards, car loans, home equity loans and mortgages. The Company's interactive, self-help platform guides its customers through a step-by-step process of credit repair, incorporating helpful tips, video tutorials, and live chat to answer our customer's questions.

CreditSmartPRO,Inc. intends to generate revenue through:

- Customer Subscriptions ($29.99 per month)
- Affiliate commissions from the referral and sale of credit cards, car loans, home equity loans, mortgages, and eventually insurance.
- Affiliate commissions from the referral and sale of solutions to credit distress situations, such as loan consolidations, IRS problems, foreclosure or loan modification issues, and debt management.

HISTORY:

CreditSmartPro, Inc. is a start-up organization with a specific business plan, which is to acquire and exploit the intangible assets, including the website, technology platform, letter generator, knowledge base, search engine, programming, source code, algorithms, copyrights, content, domain names, trademarks, and trade secrets of CreditSmartPro, LLC, a development stage company. The acquisition will not be dilutive of Preferred Shares. CreditSmartPro, LLC had in its development stage the following consultants and advisors.

Legal Consultants

James J. Apostolakis: Harvard Law School '68. Served on the Board of Directors of MacMillen Inc. (NYSE), Grow Group (NYSE), K-Sea Transportation(NYSE), Organogenesis (NASDAQ), 1989-2006, Vice Chairman, director and President of Columbia Laboratories, Inc. (NASDAQ).

Robert L. Cucin: Cornell University Medical College M.D. '71, Fordam Law School J.D., '85 Columbia Business School MBA, Founder BioSculpture Technology, Inc.

Ronald Starkman: Harvard MBA '82, Assistant Treasurer at American Express, 1986-1993 Senior Vice President Lehman Brothers, 1993-1995 Senior Vice President and Treasurer, Borden Inc., 1995-2002, Board of Directors, Borden C&P (NYSE:BCU).

Richard P. Strother: Yale Law School '78, Founder of CTC Moscow; Founder of anchor station to CTC Moscow (3rd largest in Russia); 1st publicly traded Russian Media Company in the U.S. (NASDAQ: CTCM).

Simon Taylor: Columbia College (Phi Betta Kappa, Magna Cum Laude and John Jay Scholar), Harvard Law School, '79. Partner 1968-2004 Snow Becker Krauss in New York.

Chief Technology Consultant

Christian Allen: http://www.kayak.com/ http://gethuman.com/

There can be no assurances that any of these consultants will advise or consult for the Company. The Company also intends to obtain Officers and Director's Liability Insurance from the proceeds of the Offering. The obtaining of such insurance, the amount of such insurance, and the terms of such insurance might have a material effect on the makeup of the Board of Directors and the Officers of the Company (See ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION)

MARKET:

The Credit Repair and Counseling Industry continues to grow at .6% with an estimated annual revenue exceeding $45 Billion per year (2011, ibisworld.com). It consists of over 180 Million Credit Users in the United States and 20 Million in Canada. Approximately 127 Million Americans have poor FICO Scores under 700.

Credit Score Breakdown:
15% - 300 to 599
12% - 600 to 649
15% - 650 to 699
18% - 700 to 749
27% - 750 to 799
13% - 800 to 850

CreditSmartPRO, Inc. automated repair process targets the 20 to 64 year old range with credit scores in the range of 300 to 799. ***CreditSmartPRO, Inc.*** also offers Identity Theft Protection, Tools and Education Library with embedded search engine, and an Affiliate Marketing Program to save customers money, appealing to over 180 Million Americans and 20 Million Canadians that need these services. At a 1% market penetration with a Net ACR of $15 per month, this 1% market penetration alone could generate $130 Million EBITDA for ***CreditSmartPRO, Inc.*** by year Five. There are no assurances that this level of market penetration can be reached by year-end 5.

THE CREDITSMARTPRO.COM PLATFORM AND FEDERAL LAW:

Congress enacted the Fair Credit Reporting Act ,15 USC § 1681 et seq. ("FCRA") in 1971 to insure that the three credit bureaus (Experian, TransUnion, and Equifax) investigate the accuracy of credit items reported by collection agencies or credit originators which are disputed by consumers. This federal law set procedural guidelines which gave the consumer the right to challenge the accuracy, validity, and verifiability of any credit item appearing in their credit reports. It also required that the credit bureau delete any credit item within 30 days if it was inaccurate or could not be verified. Consumers now have the right to sue in any Federal Court of their choice for a filing fee of $350 or more any collection agency or credit reporting agency for damages, punitive damages, attorney's fees, and court costs for willful or negligent failure to remove such disputed and non-validated credit listings. In a recent case upheld by the Ninth Circuit Court of Appeals, a consumer countersuing over a misrepresented $4,000 debt was awarded $250,000 damages for emotional distress and $60,000 in punitive damages. ***CreditSmartPRO, Inc.'s*** platform is intended to educate its customers as to their legal rights under the FCRA and the Fair Debt Collection Practices ACT ("FDCPA").

THE CREDITSMARTPRO.COM PLATFORM VS. "DO-IT-YOURSELF" CREDIT REPAIR:

For the average consumer, credit repair is intimidating and complex. First, the consumer must educate themselves on credit repair and their legal rights under the FCRA. Collection agencies and the credit bureaus may first defend their collection agency clients by erecting walls of stall tactics, including requests for more information, further clarification, and additional identification. When a consumer gets a credit report, they must then decipher the codified information, write a coherent dispute letter to the credit reporting agencies, and still the bureaus may still find some reason to disregard the challenge. The entire dispute system sometimes appears to be designed to frustrate and discourage the consumer. ***CreditSmartPRO.com*** platform guides our user step by step, providing video tutorial guides, FAQs, blogs, and live chat windows to assist in the credit repair process.

THE CREDITSMARTPRO.COM PLATFORM SERVICES:

We offer a fully automated solution that ensures accuracy and enables customers to retain full control over their credit enhancement process. Our online service will guide customers through the complexities of the credit repair process by asking simple, easy to understand questions. The intuitive process saves the customer time by only asking questions that pertain to the customer's unique situation. ***CreditSmartPRO.com's*** questions help the customer discover what inaccuracy exists on the customer's credit reports and then automatically generates customized dispute letters. The customer thereafter has the option to edit, print, and mail the generated dispute letters to the credit originators, collection agencies, the three credit reporting bureaus, and have them sent electronically via the ***CreditSmartPRO.com*** e-post service (useful for expatriates and armed services members).

THE CREDITSMARTPRO.COM PLATFORM MISSION STATEMENT:

EDUCATION: Our extensive educational library of articles and proprietary embedded search engine will enable customers to quickly learn how the credit reporting and scoring system works to their detriment and costs them many thousands of dollars in excess interest payments for car loans, credit cards, mortgages, insurance, as well as employment opportunities. Our first mission is to educate customers on the credit reporting and scoring system, including how the credit scoring algorithms work for and against them, simple things that can be done to maximize one's credit score, how to fix inaccurate and derogatory items, how to settle debts most favorably, and how to legally force cooperation of the credit reporting and scoring system (originators, debt collectors, and credit reporting agencies) by understanding and exercising their legal rights.

IDENTITY OPTIMIZATION & IDENTITY THEFT PROTECTION: Regardless of a customer's credit score, they are in constant danger of having their identity stolen. The cost, time, and effort to correct an identity theft is onerous, debilitating, and difficult to suffer through, thus it is an important mission of CSP to help protect our customer from identity theft. This starts with "Identity Optimization", that is making sure all names, addresses, and social security numbers on the three major credit reporting agencies are completely accurate. Secondly, options such as "*Opt Out*", "*Security Freeze*" "*Fraud Alert*" or "*Active Duty Alerts*" are examined. Finally, ***CreditSmartPRO.com*** will provide a checklist for the safe use and storage of PIN numbers and passwords and up-to-date phishing/spyware issues and scams to help protect our customers and their computers/PCDs from common sources of identity theft.

CREDIT REPAIR & CREDIT SCORE ENHANCEMENT: CreditSmartPRO, Inc.'s platform provides a "Credit Repair Tool Kit" to fix inaccuracies in the Customer's credit report and to help raise the customer's credit score, thus saving them time and money. It is estimated that 78% of all credit reports contain inaccuracies.

The CreditSmartPRO.com platform will:

- Show the Customer how to interpret credit reports from the Three Major Credit Reporting Agencies (Equifax, Experian and TransUnion).
- Begin a Fully Automated Dispute and Debt Validation process using ***CreditSmartPRO.com's*** SmartPath Technology, which includes electronic tracking of disputes and email reminders, voicemail drops, and an e-file capability.
- Show the Customer how to remove inaccurate items on their credit report, including negative accounts, unauthorized inquires, illegally re-aged collection accounts, incorrect balances or credit limits, duplicate collections, paid accounts still shown as owing, closed accounts shown open, collections, charge offs, tax liens, judgments, debt consolidation mismarks, and incorrect late payments.
- Educate customers on the best debt settlement techniques which will raise their credit score, "pay versus delete", and IRS Form 1099-C issues of phantom income.
- Explain how to stop harassment from collection agencies by issuing "Cease and Desist" orders, as well as a primer on what collection agencies are permitted to legally do under the Fair Debt Collection Practices Act.

- Deliver a substantive primer on how to threaten to sue and how to sue collection agencies and the three major credit reporting agencies for damages, punitive damages, attorney's fees and court costs in Federal Court or Small Claims Court, when such agencies do not remove inaccurate items by law, of if the customer is otherwise harmed by violations of the Fair Credit Reporting Act or the Fair Debt Collection Practices Act.

CONCLUSION:

The Company's ***CreditSmartPRO.com*** platform has been developed to guide our customers through a difficult and confusing credit repair process. The ***CreditSmartPRO.com*** platform addresses the large and growing US$45 billion dollar market space of the credit services market. We educate our users on the credit scoring and reporting process, how to exercise their rights under the FCRA and FDCPA, and provide them with our exclusive Knowledge Base of our content or licensed articles on credit repair and related issues.

CreditSmartPRO.com is well positioned to become the standard on-line, low cost, "do-it-yourself" credit repair model for the 180 million Americans seeking credit repair and related services. We offer a solution to over 127 million American's with credit scores below 700, looking for a low-cost web based platform for only $29.99 per month. With an estimated 78%* of all credit reports containing errors, the ***CreditSmartPRO.com*** platform offers a much needed solution to save users both time and money in the process.
(*) Avery, Robert, Paul Calem, Glenn Canner, and Raphael Bostic. "An Overview of Consumer Data and Credit Reporting". *Federal Reserve Bulletin*, February 2003.

CreditSmartPRO.com envisions a market penetration of 1% of the over 200 million credit users in the US and Canada to achieve over $130 million EBITDA by year 5. The ***CreditSmartPRO.com*** platform offers a niche market solution which is beneficial, timely, and much needed by credit users in today's economic climate.

See Caveat Concerning 1% Market Penetration below:

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

INDUSTRY ANALYSIS:

The Credit Repair Market:
The Credit Repair Market is expected to continue seeing growth as consumers take action to free them from credit debt, meaning that there will be more opportunities for profitable growth, but also a heightened number of competitors, both online and offline.

Market:
Credit Counselors, Surveyors (United States)

Revenue:
$45 Billion per annum

Annual Growth Rate:
0.6%

The recession has created a stable market for this industry, with revenue expected to continue to show signs of slight growth through 2016. The economy has brought about high levels of debt, allowing for credit repair and credit counseling companies to thrive at a consistent level. With the country slowly emerging from its downward slide, more citizens are seeking to repair their credit scores and regain their sense of independence from accrued debt. While there are no dominating players in this industry, there are multiple start-ups that have emerged over recent years and heightened levels of competition. Industries that provide similar services include:

1) ***Local Credit Counseling Firms:***
   a. Credit Attorneys offer standard services at competitive prices, inviting clients from various backgrounds and demographics who will seek credit repair.
   b. The ability to work locally provides a sense of comfort to clients who enjoy putting a face with the service they are paying for.

2) ***Independent Research / Action:***
   a. Many citizens have taken matters into their owns hands by researching credit repair and debt management in an attempt to turn their scores around
   b. These tactics are often free of charge
   c. Independent research can often be overwhelming for people who are not used to having to deal with matters of this magnitude, leaving them more confused and often leading to errors in execution.

3) ***Online Guidance and How to Guides:***
   a. Online guides are frequently free and offer step-by-step guidance for repairing credit scores, including links to any forms needed and a plethora of professional tips.

Growthink Expert Research, March 2012

CUSTOMER ANALYSIS:

Target Customers:
Target customer segments for the Company are those within the range of 18 to 65 who are currently seeking to repair their credit score and gain protection against identity theft:

Profile of the possible CreditSmartPRO.com Customers:
- Age: 18-65
- Income: All Income Levels
- Gender: Males & Females
- Location: All United States Citizens (longer term focus to integrate in Canada)
- Occupation: All Occupations
- Language: Primarily English (Site currently translates to Spanish, French, Mandarin, Russian and German)

Facts Concerning Target Market Debt:

- 10% of United States Citizens carry more than $10,000 in credit card debt.
- 45% of U.S. Homeowners carry some balance of their mortgage on their credit cards.
- 80% of U.S. Citizens have some form of debt, including secured debt.
- Home Mortgage Debt in the United States has doubled to $8 Trillion since 1998.
- One in 5 Individuals in the United States has very poor credit.

Possible Areas of Advertising:

- Google
- Yahoo
- FreeCreditReport.com
- FreeScore.com
- CreditLoan.com
- PlainGreenLoans.com
- Infomercials, print media, radio, billboards, flyers, mailers
- Social Media

COMPETITIVE ANALYSIS:

The Company's primary competitors are facilities that offer similar services, both online and offline. This includes "do-it-yourself" credit repair as well as full service operations.

The Company's top two competitors in the "do-it-for me" full service market space include:

1) ***Lexington Law*** (www.LexingtonLaw.com) – Lexington Law is a national company that has been operating since 1991 and provides full service credit repair. Customers are able to send their credit statements and speak with a paralegal about which charges should be disputed. Lexington Law then handles all disputes and negotiations with creditors for a monthly fee. Several articles and help sections, as well as the options to have live phone consultations, round out the services offered.

2) ***Sky Blue Credit*** (www.SkyBlueCredit.com) – Sky Blue Credit is another full service credit repair business. Customers are able to fill out an online form and submit it to the company, along with a copy of their credit report, to have Sky Blue Credit dispute the derogatory information with Creditors. The Company also handles re-disputes and offers credit counseling for those who desire it. Sky Blue Credit has been in the business since 1989 and offers its services for a monthly fee that can be paid online.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

CreditSmartPRO.com vs. the Competition:

	Setup Fee	Monthly Fee	Annual Cost
CreditSmartPRO.com	$19.99	$29.99	$359.88
Lexington Law	$99.95	$99.95	$1,199.40
Sky Blue Credit	$49.50	$49.00	$588.00
Credit Attorney P.C.	$99.95	$89.95	$1,079.40
Veracity	$69.00	$79.00	$948.00
Ovation Law	$79.00	$59.00	$708.00
LifeLock (opt-out only)	None	$25.00	$275.00

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ONLINE MARKET INTELLIGENCE:

The Company has an opportunity to increase its customer base by expanding its online presence through the utilization of Search Engine Optimization ("SEO").

According to Compete.com, traffic to top competitors was as follows:

- LexingtonLaw.com – 308,767 unique visitors in January 2012
- SkyBlueCredit.com – 7,518 unique visitors in January 2012
- FTC.gov – 1.04 Million unique visitors in January 2012

The following chart focuses on the average monthly search volume for key terms directly relating to the credit repair industry.

Average Monthly U.S. Search Volume	Keyword
301,000	"Credit Repair"
22,200	"Repair Your Credit"
110,000	"Fix Credit"
12,100	"Fix Bad Credit"
673,000	"My Credit"
1.01 Million	"Credit"
2.24 Million	"Bad Credit"

Growthink Expert Research, March 2012

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

MARKETING PLAN AND SRATEGIC TARGET MARKET INITIATIVES:

The Company's Mass Marketing Plan offering the Company's Products and Services, Pricing and Promotion Plans to the general public is as follows:

- Online and Offline Advertising
- Mass Email Campaigns, Cost Per Click
- Internet Advertising and SEO
- Strategic Alliances with the Company's Affiliate Networks
- Facebook (currently over 1,600 likes), Linkedin, UNation and other Social Media
- Building Potential Power Partnerships within a large market of 400 Banks, 330,000 Accountants (AICPA), and 120,000 Mortgage Brokers and CFPs

THE COMPANY STRATEGIC TARGET MARKET INITIATIVES:

1. Student Loan Initiative and Foundation Initiatives:

The student loan market is a One Trillion dollar market. The company envisions partnering one or more groups on the Student Loan origination, debt collection, and educational platforms. There are only 29 defaulted student loan collection partnerships formed by the RTC/FDIC over the past decade. The company envisions a strategic partnership with one or more holders of multi-billion dollar debt recovery portfolio in the student loan area, the Company will pursue relationships student loan originators.

The Youth groups and Foundations (e.g. Tiger Woods Foundation, Boys and Girls Club, The First Tee, Junior Achievement) have over 20 Million members. While these groups mostly consist of inner city youths, the Company's platform can assist the parents and families as well. We will endeavor to help students understand and develop credit profile. This model will also apply to helping families enhance their credit, co-sign for student loans, providing additional assistance to obtain the best affordable education for college-bound youth.

2 Sub-prime Auto Market Initiatives:

The Company envisions it can partner with sub-prime auto lenders that will give it direct access to over 300,000 current customers. Sub-prime auto lenders securitize on Wall Street over $4 billion combined in sub-prime auto debt paper. The total estimated new customer auto loan origination is $25 billion per quarter. The Company seeks to have sub-prime auto lenders bundle the CreditSmartPRO.com platform and insert the program into all new auto loan originations. This will give the Company a recurring revenue model for the life of the auto loan (Average 5 Years) without marketing costs, transaction processing costs, or collection costs.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

STUDENT LOAN INITIATIVE AND FOUNDATION INITIATIVES:

There is tremendous concern over the state of the student loan industry. Total student loan debt has exceeded 1.2 Trillion dollars. The default rate, for the first three years that students are required to make payments, was 14.7 percent, up from 13.4 percent the year before, according to the U.S. Education Department.
http://www.bloomberg.com/news/2013-09-30/student-loan-defaults-rise-in-u-s-as-borrowers-struggle-1-.html

The Education Department had this commentary:
"The growing number of students who have defaulted on their federal student loans is troubling," (U.S. Secretary of Education Arne Duncan).

As Bloomberg reports citing Rory O'Sullivan, of the Young Invincibles nonprofit group, **"Our generation is behind in the economic recovery and not recovering as fast as we need to,"** said O'Sullivan, whose group represents the interests of people ages 18 to 34. **"It's financial disaster for borrowers. Defaults can dramatically affect their credit rating and make it harder to borrow in the future."**

Percent of Balance 90+ Days Delinquent by Loan Type


Percent
Percent
Credit Card
Student Loan
Auto Loan
HE Revolving

Source: FRBNY Consumer Credit Panel/Equifax

The Company intends to partner with a legal firm that is permitted to attend the National Association of State Boards of Education (http://www.nasbe.org). The Company believes that there are two major concerns State Boards of Education regarding the state of the Student Loan Markets:.
1. The high current Student Loan default rate.
2. The lack of credit and credit history for students looking to secure financing to attend college.

CreditSmartPRO, Inc. plans to address the high student default rate through the following programs:

1. The CreditSmartPRO free educational platform and library.
2. Partnering with the leading student loan debt recovery companies to aid in default rehabilitation.
3. Initiate the "Credit Smart Student" education course towards Credit Responsibility.
4. Issue a "Credit Smart Student" Secured Credit Card to build credit profiles while attending college.

1. **TheCreditSmartPRO free educational platform and library**
Enable student loan borrowers to understand credit, credit reporting, credit enhancement, credit profiles and credit responsibility as a factor in their life-style choices and employment opportunities. See Knowledge Base, FAQ's, Community Forum at http://csp.fw1.fusedev.com/

2. **Partner with a student loan debt recovery company**
They are one of only 22 authorized student loan debt collectors in the country. We intend to partner with the leading debt recovery companies and provide student loan defaulters in rehabilitation a guided credit enhancement solution, so they can come current on their student loans through the use of the Company's platform. For example there are special rules for student loan borrowers that are currently in default to pay their monthly payments on time for 9 consecutive months which will then erase all previous negative/derogatory items from the student loan providers on their credit report. This small solution can dramatically increase a person's credit score and creditworthiness over the course of their life, thus enhancing their life-style choices and employment opportunities while saving money on credit borrowing costs..

3. **Initiate the the "Credit Smart Student" education course towards Credit Responsibility**
The "Credit Smart Student" education course will consist of a few hours of on line education about the credit reporting and scoring system, the importance of building a credit profile, credit management and establishing a credit worthy profile. The Company believes the "Credit Smart Student" education course can be issued not only through universities but any financial institution looking to educate their customer on the credit scoring process. The Company eventually plans to present the "Credit Smart Student" education course to the US Department of Education.

4. **Issue a "Credit Smart Student" Secured Credit Card addressing the need for students to build a credit profile**
The Company intends to provide a branded secured credit card for students with the "Credit Smart Student" label. A secured card functions like a debit card and is reported to the 3 credit bureaus the same way that a revolving credit card is. The benefit is that for each purchase made during a student's college career (books, meals, rent, etc.) the subsequent timely monthly payment will build a strong credit history for when he/she enters the work force. The main problem today is that students leave college with high debt levels and no credit history, thus leaving them with a low credit score and in a high risk employee category. Assisting students establish a credit profile/history will help them obtain a better job, get lower interest rates, and more importantly be educated on the importance maintaining a high credit score which will potentially save them tens of thousands of dollars over the course of their lifetime.

In summary, through the "Credit Smart Student" free educational platform and library, the "Credit Smart Student" education course towards Credit Responsibility, and the "Credit Smart Student" branded credit card, the Company envisions being able to provide a long term solution to the high student default rate issues facing the nation today, while aiding in the rehabilitation of current student loan defaulters.

THE COMPANY'S VALUE PROPOSITION TO THE SUB-PRIME AUTO INDUSTRY:

1. Better Credit Risk: CreditSmartPRO, Inc.'s online platform can help the sub-prime auto borrower understand the Credit Reporting and Scoring System and the importance of their Credit Profile through and extensive educational library driven by an embedded search engine and specific FAQs. We also provide an automated credit repair tool kit to help them correct their Credit Profile and raise their FICO or Advantage Credit Score. This in turn makes the sub-prime auto borrower a better credit risk.

2. Decrease Default Rate: By educating the sub-prime auto borrower on the importance of their Credit Profile and the consequences of defaulting on the sub-prime auto loan, we raise their awareness and help foster a greater responsibility for managing their credit. This process should act as a form of "default" insurance to a sub-prime auto lender because the borrower has an incentive to maintain and protect their Credit Profile, which includes prompt payment of monthly auto loan payments. This will tend to decrease the sub-prime auto borrower default rate.

3. Improve Value of Loan Portfolio: As the pool of subprime sub-prime auto borrowers improve their collective FICO Credit Scores or Advantage Scores, the Average Weighted FICO Score or Advantage Score of the Loan Portfolio increases also. This in turn creates a better grade of paper to be securitized on Wall Street at greater profit to the sub-prime auto lender or auto loan bundler.

SUMMARY OF THE CREDITSMARTPRO.COM PLATFORM'S VALUE PROPOSITON:

Better Credit Risk: CreditSmartPRO.com's on line platform helps the borrower understand the Credit Reporting and Scoring System and the importance of their Credit Profile through and extensive educational library driven by an embedded search engine and specific FAQs. We also provide an automated credit repair tool kit to help them correct their Credit Profile and raise their FICO Credit Score or Advantage Score. This in turn makes the borrower a better credit risk.

Decrease Default Rate: Educating the borrower on the importance of their Credit Profile and the consequences of defaulting on their loan, we raise their awareness and help foster a greater responsibility for managing their credit. This process acts as a form of insurance to the lender because the borrower has an incentive to maintain and protect their Credit Profile, which includes prompt payment of monthly loan payments. This will decrease the borrower default rate.

Improve Value of Loan Portfolio: Assisting the borrower, by assisting them improve their collective FICO Credit Scores or Advantage Scores, the Average Weighted FICO Score or Advantage Score of the Loan Portfolio increases. This in turn creates a better grade (quality) of paper to be securitized on Wall Street at greater profit to the lender.

OPERATIONS PLAN (MILESTONES):

- Launch Website and begin enrollment of Subscribers, commence Student Loan Initiative and Sub-Prime Auto-Loan Initiative
- Complete Initial Metric Analysis on Mass Marketing Campaign
- Canadian Version Launch (20 Million Credit Users)
- Enhance Affiliate Relationships and Commission Structure.
- Sign-up Power Partnerships:.
    - Banks and Credit Unions
    - Accountants, CPAs
    - Mortgage Brokers and Certified Financial Planners
    - Social Media
- Breakeven at 5,000 to 6,000 customers by Month Number Six of mass media public launch.
- Net Revenues: End Fiscal Year One: $753,843 USD.
- Net Revenues: End Fiscal Year Five: $130,016,944 (projected 1% market participation).

The Company's initiatives and milestones are purely aspirational in nature. There can be no assurances that these aspirational initiatives can be successfully achieved and milestones met.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

FINANCIAL PROJECTIONS:

Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at these market penetration rates, those results cannot be guaranteed.

See Caveat concerning 1% Market Penetration below.

CSP YEAR 1 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	–	150%	300%	50%	33%	33%	33%	33%	33%	33%	33%	33%	
Subscribers 29.99/month	200	500	1,500	2250	2993	3980	5293	7040	9364	12454	16563	22029	22,029
Subscription Revenue	$3,998	$14,995	$44,985	$67,478	$89,745	$119,361	$158,750	$211,138	$280,813	$373,481	$496,730	$660,631	$2,524,125
Time Set Up 19.99	$3,998	$5,997	$19,990	$14,993	$14,843	$19,741	$26,255	$34,919	$46,443	$61,769	$82,152	$109,262	$440,361
REVENUE TOTALS	$9,996	$20,992	$64,975	$82,470	$104,588	$139,102	$185,005	$246,057	$327,256	$435,250	$578,882	$769,913	$2,964,485
OVERHEAD													
MyFICO	$998	$2,493	$7,483	$11,228	$14,933	$19,880	$26,414	$35,131	$46,724	$62,143	$82,650	$109,925	$415,986
Executives	4	4	4	4	4	4	5	5	5	5	5	5	
Executive Salaries	$32,000	$32,000	$40,000	$40,000	$40,000	$40,000	$40,000	$50,000	$50,000	$50,000	$50,000	$50,000	$514,000
Programming Hours	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$16,000	$192,000
Employees	2	4	4	4	5	7	10	14	18	24	33	44	
Employees Salaries	$3,000	$6,000	$6,000	$6,000	$7,500	$10,500	$15,000	$21,000	$27,000	$36,000	$49,500	$66,000	$253,500
Software DS	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$30,000
Rent, Equipment, T&E	$2,500	$2,500	$2,500	$2,500	$2,500	$3,000	$3,600	$4,320	$5,184	$6,221	$7,465	$8,958	$51,248
Hosting	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$21,600
Marketing	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$39,900	$53,067	$70,579	$93,870	$124,847	$166,047	$728,311
OVERHEAD TOTALS	$88,798	$93,298	$106,285	$110,028	$115,233	$123,660	$145,214	$183,818	$219,787	$258,534	$334,763	$421,230	$2,210,644
Cost per Customer	$443	$186	$70	$48	$38	$31	$27	$26	$23	$21	$20	$19	
NET Monthly Totals	-$82,800	-$78,300	-$61,300	-$42,550	-$25,488	-$4,299	$13,536	$27,320	$61,026	$104,947	$161,967	$239,421	$753,841

CSP YEAR 2 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	
Subscribers 29.99/month	26,435	31,722	38,066	45,679	54,815	65,778	78,934	94,721	113,665	136,398	163,678	196,413	196,413
													$31,378,679
1 Time Set Up 19.99	$88,072	$105,687	$126,824	$152,189	$182,626	$219,152	$262,982	$315,578	$378,694	$454,433	$545,319	$654,383	$654,383
REVENUE TOTALS	$880,853	$1,057,026	$1,268,429	$1,522,115	$1,826,537	$2,191,845	$2,630,214	$3,156,257	$3,787,508	$4,545,010	$5,454,012	$6,544,814	$32,033,062
OVERHEAD													
MyFICO	$131,910	$158,292	$189,950	$227,940	$273,528	$328,234	$393,881	$472,657	$567,188	$680,626	$816,751	$980,102	$5,221,061
Executives	8	8	8	10	10	10	12	12	12	15	15	15	
Executive Salaries	$80,000	$80,000	$80,000	$100,000	$100,000	$100,000	$120,000	$120,000	$120,000	$150,000	$150,000	$150,000	$1,350,000
Programming	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$32,000	$384,000
Employees Off Shore	44	53	64	76	92	110	132	159	191	230	276	332	
Employees Salaries	$66,000	$79,500	$96,000	$114,000	$138,000	$165,000	$198,000	$238,500	$286,500	$345,000	$414,000	$498,000	$2,638,500
Software DS	$4,500	$4,950	$5,445	$5,990	$6,588	$7,247	$10,146	$11,161	$12,277	$13,505	$14,855	$16,341	$113,004
Rent, Equipment, T&E	$10,750	$12,899	$15,479	$18,575	$22,290	$26,748	$32,098	$38,518	$46,221	$55,465	$66,558	$79,870	$425,472
Hosting	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$5,000	$5,000	$5,000	$5,000	$5,000	$37,600
Marketing	$220,843	$293,721	$390,648	$519,562	$691,018	$760,120	$836,132	$919,745	$1,011,719	$1,112,891	$1,224,180	$1,346,598	$9,327,177
						10%							
OVERHEAD TOTALS	$547,802	$663,162	$811,323	$1,019,867	$1,265,225	$1,421,149	$1,624,057	$1,837,580	$2,080,906	$2,394,487	$2,723,345	$3,107,911	$19,496,815
Cost per Customer	$20	$20	$21	$22	$23	$21	$20	$19	$18	$17	$16	$15	
NET Monthly Totals	$244,379	$288,176	$338,282	$350,859	$378,686	$551,544	$743,175	$1,083,098	$1,327,908	$1,696,090	$2,185,347	$2,782,520	$12,536,248

CSP YEAR 3 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	
Subscribers 29.99/month	206,234	216,546	227,373	238,741	250,679	263,212	276,373	290,192	304,701	319,936	335,933	352,730	352,730
Subscription Revenue	$6,184,952	$6,494,200	$6,818,910	$7,159,856	$7,517,848	$7,893,741	$8,288,428	$8,702,849	$9,137,992	$9,594,891	$10,074,636	$10,578,368	$98,446,670
1 Time Set Up 19.99	$196,315	$206,131	$216,437	$227,259	$238,622	$250,553	$263,081	$276,235	$290,047	$304,549	$319,776	$335,765	$335,765
REVENUE TOTALS	$6,381,267	$6,700,331	$7,035,347	$7,387,115	$7,756,470	$8,144,294	$8,551,509	$8,979,084	$9,428,038	$9,899,440	$10,394,412	$10,914,133	$98,782,435
OVERHEAD													
MyFICO	$1,029,107	$1,080,562	$1,134,590	$1,191,320	$1,250,886	$1,313,430	$1,379,102	$1,448,057	$1,520,459	$1,596,482	$1,676,307	$1,760,122	$16,380,423
Executives	16	16	16	18	18	18	20	20	20	24	24	24	
Executive Salaries	$160,000	$160,000	$160,000	$180,000	$180,000	$180,000	$200,000	$200,000	$200,000	$240,000	$240,000	$240,000	$2,340,000
Programming	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$768,000
Employees Off Shore	16	24	36	50	71	99	138	194	271	379	531	744	
Employees Salaries	$24,000	$36,000	$54,000	$75,600	$105,840	$148,176	$207,446	$290,425	$406,595	$569,233	$796,926	$1,115,697	$3,829,938
Software DS	$16,342	$20,427	$25,534	$31,918	$39,897	$49,872	$62,340	$77,925	$97,406	$121,757	$152,197	$190,246	$885,860
Rent, Equipment, T&E	$87,857	$96,643	$106,307	$116,938	$128,631	$141,495	$155,644	$171,208	$188,329	$207,162	$227,878	$250,666	$1,878,759
Hosting	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$60,000
Marketing	$1,481,258	$1,629,384	$1,792,323	$1,971,555	$2,168,710	$2,385,581	$2,624,139	$2,886,553	$3,175,209	$3,492,730	$3,842,002	$4,226,203	$31,675,647
OVERHEAD TOTALS	$2,867,564	$3,092,016	$3,341,754	$3,656,330	$3,942,965	$4,287,554	$4,697,671	$5,143,168	$5,656,998	$6,296,364	$7,004,310	$7,851,933	$57,818,627
Cost per Customer	$13	$14	$14	$15	$15	$16	$16	$17	$18	$19	$20	$22	
NET Monthly Totals	$3,317,388	$3,402,184	$3,477,156	$3,523,525	$3,574,884	$3,606,187	$3,590,757	$3,559,681	$3,480,994	$3,298,527	$3,070,326	$2,726,435	$40,963,808

CSP YEAR 4 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	
Subscribers 29.99/month	370,366	388,885	427,773	470,550	517,605	569,366	626,303	688,933	757,826	833,609	916,970	1,008,667	1,008,667
Subscription Revenue	$11,107,286	$11,662,650	$12,828,915	$14,111,807	$15,522,987	$17,075,286	$18,782,815	$20,661,096	$22,727,206	$24,999,927	$27,499,919	$30,249,911	$227,229,806
1 Time Set Up 19.99	$352,553	$370,181	$777,380	$855,118	$940,630	$1,034,693	$1,138,163	$1,251,979	$1,377,177	$1,514,894	$1,666,384	$1,833,022	$1,833,022
REVENUE TOTALS	$11,459,839	$12,032,831	$13,606,296	$14,966,925	$16,463,618	$18,109,980	$19,920,977	$21,913,075	$24,104,383	$26,514,821	$29,166,303	$32,082,933	$229,062,828
OVERHEAD													
MyFICO	$1,848,128	$1,940,534	$2,134,588	$2,348,047	$2,582,851	$2,841,136	$3,125,250	$3,437,775	$3,781,552	$4,159,708	$4,575,678	$5,033,246	$37,808,494
Executives	26	26	26	28	28	28	30	30	30	32	32	32	
Executive Salaries	$260,000	$260,000	$260,000	$280,000	$280,000	$280,000	$300,000	$300,000	$300,000	$320,000	$320,000	$320,000	$3,480,000
Programming	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$768,000
Employees Off Shore	297	327	483	579	695	834	1001	1201	1442	1730	2077	2492	
Employees Salaries	$445,500	$490,500	$724,500	$868,500	$1,042,500	$1,251,000	$1,501,500	$1,801,500	$2,163,000	$2,595,000	$3,115,500	$3,738,000	$19,737,000
Software DS	$4,500	$4,950	$5,445	$5,990	$6,588	$7,247	$7,972	$8,769	$9,646	$10,611	$11,672	$12,839	$96,229
Rent, Equipment, T&E	$275,733	$303,306	$333,637	$367,000	$403,701	$444,071	$488,478	$537,325	$591,058	$650,164	$715,180	$786,698	$5,896,351
Hosting	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$60,000
Marketing	$4,648,823	$5,113,705	$5,625,076	$6,187,583	$6,806,342	$7,486,976	$8,235,673	$9,059,241	$9,965,165	$10,961,681	$12,057,850	$13,263,634	$99,411,750
OVERHEAD TOTALS	$7,551,684	$8,181,996	$9,152,246	$10,126,128	$11,198,982	$12,378,438	$13,727,873	$15,213,618	$16,879,421	$18,766,164	$20,864,880	$23,223,418	$167,257,823
Cost per Customer	$20	$21	$21	$21	$21	$21	$21	$22	$22	$22	$22	$23	
NET Monthly Totals	$3,555,602	$3,400,454	$3,676,678	$3,985,687	$4,332,086	$4,695,856	$5,856,947	$5,447,486	$5,847,784	$6,233,763	$6,635,039	$7,026,493	$61,805,005

CSP YEAR 5 PROJECTIONS

MONTH	1	2	3	4	5	6	7	8	9	10	11	12	TOTALS
MOM Growth Rate	4%	4%	4%	4%	4%	4%	4%	4%	4%	4%	4%	4%	
Subscribers 29.99/month	1,049,013	1,090,974	1,134,613	1,179,997	1,227,197	1,276,285	1,327,336	1,380,430	1,435,647	1,493,073	1,552,796	1,614,908	1,614,908
Subscription Revenue	$31,459,908	$32,718,306	$34,027,086	$35,388,117	$36,803,642	$38,275,788	$39,806,818	$41,399,092	$43,055,056	$44,777,258	$46,568,348	$48,431,082	$472,710,451
1 Time Set Up 19.98	$806,530	$838,791	$872,343	$907,236	$943,526	$981,267	$1,020,518	$1,061,338	$1,103,792	$1,147,943	$1,193,861	$1,241,616	$1,241,616
REVENUE TOTALS	$32,266,437	$33,557,095	$34,899,379	$36,295,354	$37,747,168	$39,257,055	$40,827,337	$42,460,430	$44,158,848	$45,925,201	$47,762,209	$49,672,698	$473,952,066
OVERHEAD													
MyFICO	$5,134,576	$5,443,959	$5,661,718	$5,888,186	$6,123,714	$6,368,462	$6,623,409	$6,888,345	$7,163,879	$7,450,434	$7,748,451	$8,058,389	$78,653,723
Executives	34	34	34	36	36	36	38	38	38	40	40	40	
Executive Salaries	$340,000	$340,000	$340,000	$360,000	$360,000	$360,000	$380,000	$380,000	$380,000	$400,000	$400,000	$400,000	$4,440,000
Programming	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$64,000	$768,000
Employees Off Shore	297	327	483	579	695	834	1001	1201	1442	1730	2077	2492	
Employees Salaries	$445,500	$490,500	$724,500	$868,500	$1,042,500	$1,251,000	$1,501,500	$1,801,500	$2,163,000	$2,595,000	$3,115,500	$3,738,000	$19,737,000
Software DS	$4,500	$4,950	$5,445	$5,990	$6,588	$7,247	$7,972	$8,769	$9,646	$10,611	$11,672	$12,839	$96,229
Rent, Equipment, T&E	$865,368	$951,905	$1,047,095	$1,151,805	$1,266,985	$1,393,684	$1,533,052	$1,686,357	$1,854,993	$2,040,492	$2,244,542	$2,468,996	$18,505,274
Hosting	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$60,000
Marketing	$13,926,836	$14,623,157	$15,354,315	$16,122,031	$16,928,132	$17,774,539	$18,663,266	$19,596,429	$20,576,250	$21,605,063	$22,685,316	$23,819,582	$221,674,896
OVERHEAD TOTALS	$20,885,786	$21,923,471	$23,202,075	$24,465,513	$25,786,920	$27,234,133	$28,778,188	$30,450,401	$32,216,789	$34,170,600	$36,274,483	$38,568,806	$343,935,122
Cost per Customer	$19	$20	$20	$20	$21	$21	$21	$22	$22	$22	$23	$23	
NET Monthly Totals	$10,574,147	$10,794,838	$10,824,963	$10,922,606	$11,006,723	$11,051,456	$11,028,621	$10,988,691	$10,838,287	$10,606,656	$10,288,067	$9,904,176	$130,016,944

See Caveat Concerning 1% Market Penetration below.

Management has prepared projections regarding anticipated financial performance. The Company's projections assume a .1% market penetration by year end two and a 1% market penetration by year end 5. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations at these market penetration rates, those results cannot be guaranteed.

The Company believes it can reach a 1% market penetration for the following reasons: Life Lock, Inc. is a publicly traded company that sells identity theft protection only. It took Life Lock approximately seven years to grow their customer base to 2 million users, or a 1% market penetration, according to documents issued in connection with its Initial Public Offering. The Company believes it can offer education and a credit enhancement tool kit in addition to proactive identity theft protection, at a price competitive to Life Lock. Moreover, the amount of Advertising dollars spent by advertisers such as Experian, TrueCredit.com, FreeCreditReport.com and similar providers of credit reports have grown customer awareness of the importance of credit scores and credit reports. These two factors along with the projected advertising spent of the Company in order to achieve this 1% market penetration makes the Company believe it can achieve this result in five years. This is aspirational in nature.

There is currently a lack of education on the credit scoring system and the Fair Credit Reporting Act. Many consumers are becoming aware of the financial impact of a low credit score, yet have no on-line solution to take steps to correct such score. The Company aspires to provide such on-line solution.

According to Urban Institute, there are 77 Million Americans with debt in collections. http://www.urban.org/publications/413191.html. High default rates in the consumer space, as well as the student loan industry, gives the Company a strong value proposition to potentially partnering with financial institutions. The Company aspires to work with the Student Loan Industry, Education Centers, and Foundations to help people raise awareness about the importance of their credit scores, however, there can be no assurances that these aspirations can be met or that the Company will achieve the results it aspires to achieve.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulated Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Internet Platform Offering Automated Credit Education and Credit Score Enhancement
- Delaware Stock Corporation (Formed May of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE HUDRED THOUSAND Shares of Preferred Stock Authorized
- THIRTY MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Twenty Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Unit

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having $.000001 par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Identity Theft and Credit Enhancement Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

Company Founders & Current Shareholders	0%
New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

Company Founders & Current Shareholders	100%
New Shareholders	0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

L. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing

price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optioned, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.
For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in CreditSmartPRO, Inc.

The Company CreditSmartPRO, Inc. is a Delaware Stock Corporation.

Company Managers Biographies of all Managers can be found starting on Page 47 of this Offering.

Minimum Capital Commitment Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Board of Directors All Classes of Preferred Stock shall elect TWO of FIVE Seats of the Company's Board of Directors

Voting Rights Preferred Stock has NO VOTING RIGTHS

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY

The Company does not own any real estate. The Company currently rents office space in Palm Beach, Florida and is domiciled in Florida at the following address: 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position	
Mr. Troy Strother	***Founder & Chief Executive Officer***	***Age: 35***

Mr. Troy Strother is the Founder and Chief Executive Officer of CreditSmartPRO, Inc. Mr. Strother is actively involved managing the day to day operations including software development, business development, and management. Mr. Strother has over fifteen years of experience in Banking and Corporate Finance, management, sales, and marketing. Prior to founding CreditSmartPRO, Mr. Strother attended the University of Rhode Island graduating with degrees in Finance and Economics. Mr. Strother has held executive positions at Fortune 500 company's including: Salmon Smith Barney, AIG, and AFLAC. He then founded TS Investment Partners which was focused on equity investments, venture capital, and international real estate. Mr. Strother has been instrumental in securing capital and developing a partnership with Kim Kardashian's Fitness DVD series "Fit in Your Jeans by Friday". Mr. Strother has demonstrated a consistent record of delivering extraordinary results in a corporate multicultural involvement as a business professional, and strategic and proactive leader.

Mr. Giancarlo Gomez ***Chief Technology Officer*** ***Age: 33***

Mr. Gomez has over fourteen years of Lead Programming experience. He was the lead team for Program Development and Design at Equifax, Inc. Mr. Gomez founded FuseDevelopment.com, a company offering website development, application development, logo design, flash animation and Rich Internet Applications. Mr. Gomez is MX Certified and is code fluent in the following computer code protocols and languages: ColdFusion, Dream Weaver, Eclopse IDE, Ajax, CSS/2/3, HTML/XHTML/DHTML, Java, SQL-MSSQL, (2000, 2005, 2008) – MySQL, XML/XSL, Apple OS and PHP.

http://www.FuseDevelopments.com

Ms. Erica Strother ***Corporate Secretary*** ***Age: 33***

Ms. Strother has a bachelor degree from Marist College. Ms. Strother began her career working as a legal secretary for Sprecher and Palmer Law Offices. Ms. Strother also spent eight years working as the Vice President of Production in the Apparel Industry. Ms. Strother's areas of expertise are in management, communications and corporate operations.

Mr. Steven J. Muehler ***Advisor / Shareholder*** ***Age: 38***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.
Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of CreditSmartPRO, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of CreditSmartPRO, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. Mr. Troy Strother and Ms. Erica Strother are Brother and Sister

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In July of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of CreditSmartPRO, Inc. will be entitled to receive an annual salary of:

Mr. Troy Strother, Founder & Chief Executive Officer	$84,000 + 100,000 Common Shares
Mr. Giancarlo Gomez, Chief Technology Officer	$84,000 + 100,000 Common Shares
TBD Business Development Officer	$84,000 + 100,000 Common Shares
TBD Chief Financial Officer	$84,000 + 100,000 Common Shares

Officer Compensation
The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation
The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants
The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees
The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the effective date of this Registration Statement, the number of shares of Preferred Stock and Common Stock to be owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Troy Strother Chief Executive Officer 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 9,900,000 Shares (33%) Preferred Stock: No Shares	Common Stock: 9,900,000 Shares (33%) Preferred Stock: No Shares
Ms. Erica Strother Corporate Secretary 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 4,500,000 Shares (15%) Preferred Stock: No Shares	Common Stock: 4,500,000 Shares (15%) Preferred Stock: No Shares
Thor Aries, LLC 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 13,200,000 Shares (44%) Preferred Stock: No Shares	Common Stock: 13,200,000 Shares (44%) Preferred Stock: No Shares
Media Funding Group Company Advertising Manager 340 Royal Poinciana Way Suite 317-203 Palm Beach, Florida 33480	Common Stock: 1,800,000 Shares (6%) Preferred Stock: No Shares	Common Stock: 1,800,000 Shares (6%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 600,000 Shares (2%) Preferred Stock: No Shares

(2) Nominal Ownership

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Mr. Troy Strother, the Company's Founder and Chief Executive Officer, controls the majority of the issued and outstanding Common Stock of CreditSmartPRO, Inc., Consequently, this shareholder control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination

Mr. Troy Strother will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - YEAR 2: (Shareholder Conversion Option)

        - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 3: (Shareholder Conversion Option)

        - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 4: (Optional Conversion Option)

        - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.00001 par value per share (the "Common Stock"). As of August 1st, 2014 – 30,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, each with a par value of $0.00001 per share (the "Preferred Stock"). As of August 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None

(d) *Other Securities to Be Registered.* None

Security Holders

As of August 1st, 2014, there were 30,000,000 shares of our Common Stock outstanding, which will be held of record on the effective date of this Offering by approximately 8 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's By-Laws provide that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such By-Laws grants the Company the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its By-Laws that a director, officer or agent of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- Any breach of the director's duty of loyalty to the corporation or its stockholders;
- Acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law; or
- Payments of unlawful dividends or unlawful stock repurchases or redemptions

The Company's By-Laws provide that, to the fullest extent permitted by applicable law, none of the Company's directors, officers, or agents will be personally liable to stockholders for monetary damages for breach of fiduciary duty as a director, officer or agent. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director, officer or agent of the Company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

STATEMENT OF SHAREHOLDER'S EQUITY

August 1, 2014

	Amounts	% of Total
OWNERS' INVESTMENTS		
Troy Strother	$1,001	100.0%
BANK LOANS	$0	
Bank Name		
Bank Name		
Other		
Other		
OTHER LOANS	$0	
Unsecured loan		
Other		
Other		
TOTAL CAPITALIZATION	**$1,001**	**100.0%**

Balance Sheet

August 1, 2014

ASSETS	
Current Assets	
Cash	$1,001
Accounts receivable	
(less doubtful accounts)	
Inventory	
Temporary investment	
Prepaid expenses	
Total Current Assets	$1,001
Fixed Assets	
Long-term investments	$0
Land	0
Buildings	0
(less accumulated depreciation)	0
Plant and equipment	0
(less accumulated depreciation)	0
Furniture and fixtures	0
(less accumulated depreciation)	0
Total Net Fixed Assets	$0
TOTAL ASSETS	$1,001

LIABILITIES	
Current Liabilities	
Accounts payable	$0
Short-term notes	0
Current portion of long-term notes	0
Interest payable	0
Taxes payable	0
Accrued payroll	0
Total Current Liabilities	$0
Long-term Liabilities	
Mortgage	$0
Other long-term liabilities	0
Total Long-Term Liabilities	$0
Shareholders' Equity	
Capital stock	
Retained earnings	1,001
Total Shareholders' Equity	$1,001
TOTAL LIABILITIES & EQUITY	$1,001

INCOME STATEMENT

CREDITSMARTPRO, INC. AUGUST 1, 2014

Revenue				
	Gross Sales		0	
	Less: Sales Returns and Allowances		0	
	Net Sales			0
Cost of Goods Sold				
	Beginning Inventory		0	
	Add:	Purchases	0	
		Freight-in	0	
		Direct Labor	0	
		Indirect Expenses	0	
	Inventory Available		0	
	Less: Ending Inventory			
	Cost of Goods Sold			0
	Gross Profit (Loss)			0
Expenses				
	Advertising		0	
	Amortization		0	
	Bad Debts		0	
	Bank Charges		0	
	Charitable Contributions		0	
	Commissions		0	
	Contract Labor		0	
	Depreciation		0	
	Dues and Subscriptions		0	
	Employee Benefit Programs		0	
	Insurance		0	
	Interest		0	
	Legal and Professional Fees		0	
	Licenses and Fees		0	
	Miscellaneous		0	
	Office Expense		0	
	Payroll Taxes		0	
	Postage		0	
	Rent		0	
	Repairs and Maintenance		0	
	Supplies		0	
	Telephone		0	
	Travel		0	
	Utilities		0	

Vehicle Expenses	0	
Wages	0	
Total Expenses		0
Net Operating Income		0

Other Income

Gain (Loss) on Sale of Assets	0	
Interest Income	0	
Total Other Income		0
Net Income (Loss)		0

Two-Year Comparative Income Statement

CreditmartPRO, Inc.

Financial statements in U.S. dollars	YE 2014	YE 2013	Increase / (Decrease)	Percent Change
Revenue				
Gross Sales	0	0	0	
Less: Sales Returns and Allowances	0	0	0	
Net Sales	0	0	0	
Cost of Goods Sold				
Beginning Inventory	0	0	0	
Add: Purchases	0	0	0	
Freight-in	0	0	0	
Direct Labor	0	0	0	
Indirect Expenses	0	0	0	
Inventory Available	0	0	0	
Less: Ending Inventory			0	
Cost of Goods Sold	0	0	0	
Gross Profit (Loss)	0	0	0	
Expenses				
Advertising	0	0	0	
Amortization	0	0	0	
Bad Debts	0	0	0	
Bank Charges	0	0	0	
Charitable Contributions	0	0	0	
Commissions	0	0	0	
Contract Labor	0	0	0	
Depreciation	0	0	0	
Dues and Subscriptions	0	0	0	
Employee Benefit Programs	0	0	0	
Insurance	0	0	0	
Interest	0	0	0	
Legal and Professional Fees	0	0	0	
Licenses and Fees	0	0	0	
Miscellaneous	0	0	0	
Office Expense	0	0	0	
Payroll Taxes	0	0	0	
Postage	0	0	0	
Rent	0	0	0	
Repairs and Maintenance	0	0	0	
Supplies	0	0	0	
Telephone	0	0	0	
Travel	0	0	0	
Utilities	0	0	0	
Vehicle Expenses	0	0	0	
Wages	0	0	0	
Total Expenses	0	0	0	
Net Operating Income	0	0	0	
Other Income				
Gain (Loss) on Sale of Assets	0		0	
Interest Income			0	
Total Other Income	0	0	0	
Net Income (Loss)	0	0	0	

I certify the Start-Up Capitalization Statement, The Balance Sheet, Income Statemet,

And Two Year Comparative Income Statement is true and correct as of the date given.

Troy Strother,

Title: CEO and CFO

Note: Troy Strother is owner of 33% of shares
of CreditSmartPRO,Inc..

CreditSmartPRO, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

CreditSmartPRO, Inc. is a Delaware Stock Corporation formed in July of 2014. The Company was formed for the purpose of developing and operating an online credit education and enhancement platform to be made available to the over 180 million Americans who may seek credit education and enhancement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly will be required to file a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. CAPITAL STRUCTURE:
The Company has one hundred million shares of Common Stock authorized, one hundred thousand shares of Preferred Stock authorized. Thirty million shares of common stock are issued and outstanding, Fifty thousand Preferred Stock Shares will be issued and outstanding at the completion of this offering.

NOTE 4. INCOME
There has been no income to report

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CreditSmartPRO, Inc.

By: Mr. Troy Strother

By: ______________________________
Name: Mr. Troy Strother
Title: Founder & Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: 9ZXWGKI4HIBA989SIIU969

RightSignature
Easy Online Document Signing

Troy Strother
Party ID: ITIVL9JWK5UIK9EACMGPW7
IP Address: 107.3.112.158
VERIFIED EMAIL: ricstro33@yahoo.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 706f58e9670e6e975df24a1df2e37bb8a19eea36

Alternative Securities Markets Group
Party ID: YVZ3KUJPI2ET9YX3XUEYF2
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature

Multi-Factor
Digital Fingerprint Checksum 03bb42265481143b7c0630d37dd1db77468d8e13

Timestamp	Audit
2014-08-11 14:49:17 -0700	All parties have signed document. Signed copies sent to: Troy Strother and Alternative Securities Markets Group.
2014-08-11 14:49:17 -0700	Document signed by Troy Strother (ricstro33@yahoo.com) with drawn signature. - 107.3.112.158
2014-08-11 14:48:41 -0700	Document viewed by Troy Strother (ricstro33@yahoo.com). - 107.3.112.158
2014-08-11 14:18:26 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-08-11 14:18:01 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-08-11 14:18:00 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

• EXHIBIT A : SUBSCRIPTION AGREEMENT	7 PAGES
• EXHIBIT B: ARTILCES OF INCORPORATION	2 PAGES
• EXHIBIT C: COMPANY BYLAWS	26 PAGES
• EXHIBIT D: GROWTHINK EXPERT MARKET RES.	9 PAGES

EXHIBIT A

CreditSmartPRO, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 20,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the CreditSmartPRO, Inc. Offering Circular dated August 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "CreditSmartPRO, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by CreditSmartPRO, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that CreditSmartPRO, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 9% Convertible Preferred Stock Units of CreditSmartPRO, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED FIFTY DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of ________________, 2014 by and between CreditSmartPRO, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **CreditSmartPRO, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **CreditSmartPRO, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **CreditSmartPRO, Inc., 340 Royal Poinciana Way, Suite 317-203, Palm Beach, Florida 33480**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **<u>Additional Information.</u>** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

CreditSmartPRO, Inc.

By: ______________________________________
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT A

STATE *of* DELAWARE

CERTIFICATE *OF* INCORPORATION

***of* CREDITSMARTPRO, INC.**

A STOCK CORPORATION

FIRST: The Name of this Corporation is CREDITSMARTPRO, INC. .

SECOND: Its registered office in the State of Delaware is to be located at 1521 CONCORD PIKE # 303 in the City of WILMINGTON , County of NEW CASTLE Zip Code of 19803 . The registered agent in charge thereof is A REGISTERED AGENT, INC .

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Amount of the total Authorized capital stock of this corporation is One Thousand One Dollars($1001) divided into 100,100,000 shares of .00001 par value stock.

FIFTH: The Initial Director(s) of the corporation whose name and address is listed below shall be :

TROY STROTHER 340 ROYAL POINCIEANA WAY #317-203 ,PALM BEACH, FLORIDA 33480

SIXTH: The name and mailing address of the incorporator are as follows:

John F. Martin
10773 70TH AVE N
SEMINOLE, FL 33772

SEVENTH- MAILING ADDRESS

The mailing address for correspondence to the corporation is:

340 ROYAL POINCIEANA WAY #317-203, PALM BEACH, FLORIDA 33480

I, The Undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate , and do certify that the facts herein state are true, and I have accordingly hereunto set my hand this 17 th of July, AD 2014.

By: [signature]
JOHN F. MARTIN

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:07 PM 07/23/2014
FILED 01:07 PM 07/23/2014
SRV 140987415 - 5574646 FILE

PAGE 1

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

140987415

9071753
INCORPORATE USA, INC.
10773 70TH AVE N
SEMINOLE FL 33772

07-24-2014

ATTN: JOHN F. MARTIN

DESCRIPTION	AMOUNT
CREDITSMARTPRO, INC.	
5574646 0102S Incorp Delaware Stock Co.	
Incorporation Fee	15.00
Receiving/Indexing	25.00
Data Entry Fee	5.00
Court Municipality Fee, Wilm.	20.00
Surcharge Assessment-New Castle	6.00
Page Assessment-New Castle Count	18.00
Expedite Fee, 24 Hour	50.00
FILING TOTAL	139.00
TOTAL PAYMENTS	139.00
SERVICE REQUEST BALANCE	.00

BYLAWS

OF

CREDITSMARTPRO, INC.

ARTICLE I

OFFICES

1.01 Offices. **CreditSmartPRO, Inc.** (the "Corporation") may have such offices, either within or without the State of Delaware, as its Board of Directors may designate or as the business of the Corporation may from time to time require.

1.02 Registered Office. The registered office of the Corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware shall initially be 1521 Concord Pike #303 in the city of Wilmington, County of New Castle, Delaware 19803. The address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II

STOCKHOLDERS

2.01 Annual Meeting. An annual meeting of stockholders of the Corporation shall be held each year for the purpose of electing directors and for the transaction of such other business as may come before the meeting. The meeting shall be held on a date and at a time designated by the Board of Directors of the Corporation and stated in a notice of the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Delaware or the state where the annual meeting is to be held, the meeting shall be held on the next succeeding business day.

2.02 Failure to Hold Annual Meeting. Failure to hold an annual meeting of the stockholders at a designated time shall not work a forfeiture or dissolution of the Corporation and shall not affect the validity of any corporate action. If the annual meeting is not held in each year, the annual meeting may be called by written demand of the holders of at least twenty five percent (25%) of all shares entitled to vote at the meeting, provided such holders sign, date and deliver to the Corporation one or more written demands for the holding of the annual meeting. Upon the Corporation's receiving any such demand, the Corporation shall cause notice of the demand to be given promptly to the stockholders of the Corporation entitled to vote at the meeting demanded, and the Corporation shall promptly give notice of and hold the annual meeting demanded by such holders.

2.03 Special Meetings. The Corporation shall hold a special meeting of stockholders on call by the President, by the Chairman or by the Board of Directors. The Corporation shall hold a special meeting of stockholders on call by the holders of at least twenty five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, provided such holders sign, date, and deliver to the Corporation one or more written demands for the meeting describing the purpose or purposes for which it is to be held. Upon the Corporation's receiving any such demand, the Corporation shall cause notice of the demand to be given promptly to the stockholders of the Corporation entitled to vote at the meeting demanded, and the Corporation shall promptly give notice of and hold the special meeting demanded by such holders.

2.04 Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A call for a meeting signed by the President or

Chairman of the Corporation or by stockholders entitled to demand a meeting may designate any place, either within the State of Delaware or within the state where the principal office of the Corporation is located, as the place for the holding of the meeting. If no designation of the place for a meeting is made, or if a special meeting is otherwise called, the place of meeting shall be in the principal office of the Corporation in the State of Delaware.

2.05 Notice of Meeting. The Corporation shall notify stockholders of the date, time and place of each annual and special stockholders meeting not earlier than sixty days nor less than ten days before the meeting, unless longer or shorter periods are required by law. All notices of meetings given by the Corporation to the stockholders shall be in writing. Except in cases where the Delaware General Corporation Law requires otherwise, the Corporation is required to give notice only to stockholders entitled to vote at the meeting. Notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called. Notice of a special meeting must include a description of the purposes or purposes for which the meeting is called. If an annual or special stockholders meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before adjournment. Whenever notice is required to be given by the Corporation or its management or Board to any stockholder of the Corporation, such notice shall be deemed to be given (a) upon personal delivery to the party to be notified; (b) when sent by telefacsimile with confirmation of receipt; (c) five calendar days after mailing of the notice by registered or certified mail, postage prepaid and return receipt requested; or (d) upon delivery by courier and receipt by the stockholder, unless a stockholder can show that the notice was received later than such times or not received.

2.06 Waiver of Notice. A stockholder may at any time waive any notice required by these Bylaws of any meeting. The waiver must be in writing, be signed by the stockholder entitled to the notice and be delivered to the Corporation for inclusion in the minutes for filing with the corporate records. A stockholder's attendance at a meeting waives objection to: (a) lack of notice or defective notice of the meeting, unless the stockholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and (b) consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the stockholder objects to considering the matter when it is presented.

2.07 Fixing of Record Date. For the purpose of determining stockholders entitled to notice or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend or distribution, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend or distribution, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for the determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, the determination is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date for the original meeting.

2.08 Quorum and Voting Requirements. Shares entitled to vote at a stockholders meeting may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. A majority of the outstanding shares of the Corporation entitled to vote shall constitute a quorum at a meeting of stockholders. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action. For purposes of electing directors, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

A majority of votes represented at a meeting, whether or not a quorum, may adjourn the meeting from time to time to a different time and place without further notice to any stockholder unless a new record date for the adjourned meeting is or must be fixed under Section 2.07. At the adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting originally held. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.09 Proxies. At all meetings of stockholders, a stockholder may vote in person or by proxy. A stockholder may appoint a proxy to vote or otherwise act for the stockholder by signing an appointment form, either personally or by the stockholder's attorney-in-fact. An appointment of a proxy is effective when received by the President, Chairman or Secretary of the

Corporation or by another officer or agent of the Corporation authorized to tabulate votes. An appointment is valid for three years unless a longer or shorter period is expressly provided in the appointment form. The death or incapacity of the stockholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the President, Chairman, Secretary or other officer or agent authorized to tabulate votes before the proxy exercises the proxy's authority under the appointment.

2.10 Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders. Only shares are entitled to vote, except that voting by holders of securities that are convertible into shares of the Corporation may be approved by vote of a majority of shares entitled to be voted by stockholders of the Corporation.

2.11 Action by Stockholders Without a Meeting. Any action required or permitted to be taken at a meeting of stockholders of the Corporation may be taken without a meeting and without prior notice if a written consent setting forth the action so taken shall be signed by holders of outstanding shares of the Corporation having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of stockholders of the Corporation. Such written consent describing the action taken shall be included in the minutes of the Corporation. Prompt written notice of the taking of any action of stockholders without a meeting and with less than unanimous written consent shall be given by the Corporation to those stockholders who shall not have so consented in writing to the action.

2.12 Meeting by Telephone or Other Means of Communication. Any or all stockholders may participate in an annual or special meeting by, or conduct a meeting through, use of any means of communication by which all stockholders participating may simultaneously hear each other. A stockholder participating in a meeting by this means is deemed to be present in person at the meeting.

2.13 Presiding Officer. Meetings of stockholders shall be presided by the Chairman of the Board or, if a Chairman of the Board has not been appointed or is not present, the President, or if the President is not present, by a Vice President, or, if a Vice President is not present, by such person who may have been chosen by the Board of Directors, or, if none of such persons is present, by the person to be chosen by the stockholders owning a majority of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at the meetings and who are present in person or represented by proxy. The Secretary of the Corporation, or if the Secretary is not present, an Assistant Secretary, or, if an Assistant Secretary is not present, such person as may be chosen by the Board of Directors, shall act as secretary of meetings of stockholders, or, if none of such persons is present, the stockholders owning a majority of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at the meetings and who are in present in person or represented by proxy shall choose any person present to act as secretary of the meeting.

ARTICLE III

BOARD OF DIRECTORS

3.01 General Powers. Subject to applicable law and the Certificate of Incorporation of the Corporation, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors of the Corporation.

3.02 Number, Tenure and Qualifications. The number of members of the Board of Directors of the Corporation shall be not less than one (1) and not more than nine (9) directors.

Directors shall be elected at the first annual stockholders meeting and at each annual meeting thereafter. The term of each director shall expire at the next annual stockholders meeting following their election, subject to prior death, resignation or removal. Despite the expiration of a director's term, a director continues to serve until that director's successor is elected and qualified, subject to prior death, resignation or removal. A decrease in the number of directors does not shorten an incumbent director's term. A director need not be a resident of the State of Delaware or a stockholder of the Corporation.

3.03 Resignation. A director may resign at any time by giving written notice to the Board of Directors. Unless a later date of effectiveness of the resignation is specified in the notice, the resignation is effective (a) upon personal delivery of the notice to the Corporation; (b) when sent by telefacsimile with confirmation of receipt; (c) five calendar days after mailing of the notice by registered or certified mail, postage prepaid and return receipt requested; or (d) upon delivery by courier and receipt by the Corporation, unless the Corporation can show that the notice was received later than such times or not received.

3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any director. The person or persons authorized to call special meetings of the Board of Directors may fix any place within the State of Delaware or within the state where the principal office of the Corporation is located as the place for holding a special meeting of the Board of Directors, provided all directors concur in the location. In the event that all directors do not concur on the location, any special meeting so called shall be held at the principal office of the Corporation.

3.06 Notice. Special meetings of the Board of Directors shall be preceded by at least two days' written notice of the date, time and place of the meeting. The notice need not describe the purpose of the special meeting. A director may at any time waive notice of any meeting. The waiver must be in writing, must be signed by the director entitled to the notice, must specify the meeting for which notice is waived, and must be filed with the minutes or corporate records. However, a director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director, at the beginning of the meeting or promptly upon the director's arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.07 Quorum and Voting Requirements. Directors may take action on a matter at a meeting only if a quorum of directors exists with respect to that matter. A quorum of the Board of Directors consists of a majority of the number of directors then in office.

If fewer than a majority of directors are present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice until a quorum is present or represented. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors. A majority of directors present at a meeting, whether or not constituting a quorum, may adjourn a meeting to another time and place.

3.08 Vacancies. If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, the Board of Directors may fill the vacancy by election at a special meeting of the Board of Directors called for that purpose. If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If a vacancy on the Board arises from the death, resignation or removal of a director that a particular voting stockholder or group of voting stockholders is entitled to elect or designate, then that stockholder or group shall be entitled to designate and elect a director to fill such vacancy. The term of a director elected to fill a vacancy expires at the next stockholders meeting at which the directors are elected, subject to prior death, resignation or removal. A vacancy that will occur at a specific later date, by reason of a resignation effective at a later date, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

3.09 Compensation. As authorized by resolution of the Board of Directors, each director may be paid his or her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid such other compensation as may be authorized by the Board, including a stated salary as director or a fixed sum for attendance at meetings of the Board of Directors or both. No such payments or compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.10 Action Without a Meeting. Any action that may be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board of Directors. Such action without a meeting must be evidenced by one or more written consents describing the action taken, signed by each director, and included in the minutes and filed with the corporate records reflecting the action taken.

3.11 Meeting by Telephone or Other Means of Communication. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through, use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE IV

COMMITTEES

4.01 Composition and Authority. The Board of Directors may create one or more committees of the Board and appoint members of the Board of Directors to serve on them. Each committee shall have one or more members, who shall serve at the pleasure of the Board of Directors. The creation of a committee and appointment of members to it must be approved by a majority of all the directors in office when the action is taken. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Sections 3.05, 3.06, 3.07, 3.09, 3.10 and 3.11 shall apply to committees and their members, with the exception of provisions of such Sections that cannot be applied to committees of the Board. Each committee shall only exercise such authority of the Board of Directors that is expressly delegated to the committee by resolution of the Board of Directors. No committee of the Board shall have or be granted the power or authority to: (a) approve any action that also requires approval by stockholders or outstanding shares of the Corporation; (b) appoint, elect, terminate or remove any officers, directors or Board committee members of the Corporation or fill any vacancies in any position of officer, director or committee member; (c) authorize compensation, benefits or payment of expenses of committee members; (d) amend, modify, repeal or adopt Bylaws of the Corporation; (e) amend, repeal or modify any resolution of the Board of Directors; (f) amend the Certificate of Incorporation of the Corporation or approve or file any designation or authorization of shares of the Corporation; (g) authorize or effect any dividend or distribution to stockholders of the Corporation; (h) authorize or appoint any other committees of the Board; (i) adopt, approve or authorize any agreement of merger, consolidation or reorganization of the Corporation, any sale, lease, exchange or other disposition of all or substantially all of the Corporation's property or assets or any dissolution, bankruptcy, liquidation or winding up of the Corporation; or (j) authorize or approve any issuance of securities of the Corporation. Any action taken by a committee of the Board shall be described in minutes, which shall be delivered to the Secretary of the Corporation for keeping with the records of the Corporation.

ARTICLE V

OFFICERS

5.01 Positions and Duties. The officers of the Corporation shall be a President and a Secretary. All officers shall be appointed by the Board of Directors. Such other officers, including a chairman of the board, treasurer and any number of vice-presidents and assistant officers and agents as may be deemed necessary, may be appointed by the Board of Directors. The same individual may simultaneously hold more than one office in the Corporation. All officers of the Corporation shall have such authority and powers and shall perform such duties as shall from time to time be determined by the Board of Directors.

5.02 Appointment and Term of Office. The officers of the Corporation to be appointed by the Board of Directors shall be appointed annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the appointment of officers shall not be held at such meeting, the appointment shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been duly appointed and qualified, subject to prior death, resignation or removal.

5.03 Resignation and Removal. An officer may resign at any time by delivering notice to the Corporation. Unless a later date of effectiveness of the resignation is specified in the notice, the resignation is effective (a) upon personal delivery of the notice to the Corporation; (b) when the notice is sent by telefacsimile with confirmation of receipt; (c) five calendar days after mailing of the notice by registered or certified mail, postage prepaid and return receipt requested; or (d) upon delivery of the notice by courier and receipt by the Corporation, unless the Corporation can show that the notice was received later than such times or not received. An officer may be removed by the Board of Directors at any time with or without cause. Resignation or removal of an officer does not affect the contract rights, if any, of the Corporation or the officer. Appointment of an officer shall not of itself create contract rights.

5.04 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, termination or otherwise may be filled by the Board of Directors for the unexpired portion of the term.

5.05 Chairman of the Board. The Board of Directors may elect one of its members to be Chairman of the Board of Directors. The Chairman, if such an officer be elected, shall preside at all meetings of the stockholders, in accordance with Section 2.13, and directors at which he or she may be present and shall have such other duties, powers and authority as the Board of Directors may delegate to him or her to the extent permissible by law, other than those conferred by law exclusively on the President.

5.06 President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and have general charge of the business, officers, agents and affairs of the Corporation and shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. If no Chairman of the Board of Directors shall have been elected by the directors, the President shall also serve as Chairman of the Board of Directors and shall preside at all meetings of the stockholders and of the Board of Directors in accordance with Section 2.13. The President may sign, with the Secretary, Assistant Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws or the Certificate of Incorporation to some other officer or agent of the Corporation or shall be required by law to be otherwise signed or executed.

5.07 Vice-President. In the absence of the President or in the event of the President's death or inability to act, the Vice-President (or in the event there is more than one Vice-President, the Vice-Presidents in the order designated at the time of appointment or, in the absence of any designation, then in the order of their appointment) shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions applicable to the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Corporation; and shall perform such other duties as from time to time may be assigned to him or her by the President or by the Board of Directors.

5.08 Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the stockholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each stockholder that shall be furnished to the Secretary by the stockholder; (e) sign with the President or a Vice-President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; (g) authenticate records of the Corporation; and (h) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors.

5.09 Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositories as shall be authorized by the Board of Directors of the Corporation; and (c) in general, perform all of the duties incidental to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

5.10 Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice-President certificates for shares of the Corporation, the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the President or the Board of Directors.

5.11 Compensation. The salaries and other compensation and benefits of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be precluded from receiving such salary, compensation or benefits by reason of the fact that he or she is also a director of the Corporation.

ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

6.01 Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into, execute and deliver any contract or instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

6.02 Loans. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

6.03 Checks, Drafts and Other Instruments. All checks, drafts and other orders for the payment of money, and promissory notes and other instruments of indebtedness issued in the name of the Corporation, shall be signed or endorsed by such officer or officers, or agent or agents of the Corporation as shall from time to time be determined by resolution of the Board of Directors.

6.04 Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII

AUTHORIZATION, ISSUANCE, TRANSFER AND CERTIFICATES FOR SHARES

7.1. (a) Authorization of Stock. The Corporation shall have authority to issue a total of 100,100,000 shares of capital stock, consisting of 30,000,000 shares of common stock with a par value of $0.00001 per share and 100,000 shares of preferred stock with a par value of $0.00001 per share. The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the authorized capital stock of the Corporation are as provided for below in this Section 7. Except as otherwise provided in an amendment to these By-Laws of Incorporation or in a resolution or designation adopted by the Corporation's Board of Directors pursuant to Article Xof these By-Laws, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(b) Common Stock. The common stock of the Corporation shall have the following powers, preferences and rights, and shall be subject to the following qualifications, limitations and restrictions thereof, in addition to any other powers, preferences, rights, qualifications, limitations and restrictions afforded by the Delaware General Corporation Law:

(i) Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock of the Corporation shall be entitled to receive, when and as declared by the Board of Directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the Board of Directors;

(ii) upon the liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation shall be distributed among the holders of the common stock of the Corporation, subject to any priorities, rights, preferences, powers, designations, qualifications, limitations and restrictions of any other classes or series of stock of the Corporation; and

(iii) the holder of each share of common stock shall have the right to one vote per share of common stock and shall be entitled to vote upon such matters and in such manner as may be provided by law, subject to the voting rights of other classes and series of stock of the Corporation; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to these By-Laws of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these By-Laws of Incorporation or pursuant to the General Corporation Law without any vote on such amendment by the holders of common stock.

(i) Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock of the Corporation shall be entitled to receive, when and as declared by the Board of Directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the Board of Directors;

(ii) upon the liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation shall be distributed among the holders of the common stock of the Corporation, subject to any priorities, rights, preferences, powers, designations, qualifications, limitations and restrictions of any other classes or series of stock of the Corporation; and

(iii) the holder of each share of common stock shall have the right to one vote per share of common stock and shall be entitled to vote upon such matters and in such manner as may be provided by law, subject to the voting rights of other classes and series of stock of the Corporation; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to these By-Laws of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these By-Laws of Incorporation or pursuant to the General Corporation Law without any vote on such amendment by the holders of common stock.

(c) Preferred Stock. Shares of preferred stock of the Corporation may be issued from time to time in one or more series as may be determined by the Corporation's Board of Directors, which is expressly vested with authority to adopt resolutions providing for such issuance. Any shares of preferred stock of the Corporation that may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law or by the terms of any series of preferred stock. The Board of Directors is expressly authorized to adopt and fix by resolution or resolutions the designations and the powers, preferences and rights of each series of preferred stock of the Corporation, and the qualifications, limitations and restrictions thereof, including without limitation:

(i) the serial designation of each series that shall distinguish it from other series;

(ii) the number of shares included in such series;

(iii) the dividends that holders of shares of such series shall be entitled to receive, the rate of such dividends or the method of determining such rate, any conditions upon which such dividends shall be paid, the times at which such dividends shall be payable, and the preference and relation of such dividends to the dividends payable on any other classes or series of stock;

(iv) whether dividends on the shares of such series shall be cumulative and the terms and timing of such cumulative dividends;

(v) the rights of the holders of the shares of such series of preferred stock upon voluntary or involuntary liquidation, dissolution, winding up, merger, consolidation or distribution or sale of assets of the Corporation, and the relative rights of priority, if any, of the shares of such series upon such events;

(vi) any obligation of the Corporation to purchase or redeem shares of such series, the prices at which, the periods within which and the terms and conditions upon which the shares of such series may be purchased or redeemed, in whole or in part, whether at the option of the Corporation or at the option of the holders thereof or upon the happening of other events, and the terms of any sinking fund or purchase or redemption account provided for such shares; and

(vii) whether or not the shares of such series shall be convertible or exchangeable, at the option of the holders thereof or at the option of the Corporation or upon the happening of other events, into shares of any other class or classes or series of stock of the Corporation, the price or rate of exchange or conversion and any adjustments applicable thereto;

(viii) whether or not the holders of shares of such series shall have voting rights different from, or in addition to, the voting rights otherwise provided by law or the voting rights of other classes or series of stock and the terms of any such different or additional voting rights.

7.02 Issuance. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property to the extent permitted by law. Before the Corporation issues shares, the Board of Directors must determine that the consideration received or to be received for shares to be issued is adequate. The Board of Directors shall make a record of action authorizing the issuance of shares for a specified consideration.

7.03 Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. The certificates shall state on their face the name of the Corporation and that it is organized under the laws of Delaware, the name of the person to whom the shares are issued, and the number and class of shares the certificate represents. The certificates shall be signed, either manually or in facsimile, by the President or a Vice-President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation.

All certificates surrendered to the Corporation for transfer shall be cancelled, and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such evidence and indemnity to the Corporation as the Board of Directors may prescribe.

7.04 Transfer of Shares. Transfer of shares of the Corporation shall be recorded on the stock transfer books of the Corporation and shall be made on surrender for cancellation of the certificate for the shares. Transfer of shares of the Corporation shall be made only by the holder of record of the shares or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the Corporation.

ARTICLE VIII

DISTRIBUTIONS

Subject to the provisions of the Certificate of Incorporation and the law of the State of Delaware, the Board of Directors may from time to time authorize, and the Corporation may make, distributions and dividends to its stockholders.

ARTICLE IX

ADVANCES AND INDEMNIFICATION

Section 9.1 Directors and Executive Officers. The Corporation shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

Section 9.2 Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

Section 9.3 Good Faith.

(a) For purposes of any determination under this Article IX, a Director or executive officer shall be deemed to have acted in good faith and in a manner such officer reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that such officer conduct was unlawful, if such officer's action is based on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared or presented by:

(i) one or more officers or employees of the Corporation whom the Director or executive officer believed to be reliable and competent in the matters presented;

(ii) counsel, independent accountants or other persons as to matters which the Director or executive officer believed to be within such person's professional competence; and

(iii) with respect to a Director, a committee of the Board upon which such Director does not serve, as to matters within such committee's designated authority, which committee the Director believes to merit confidence; so long as, in each case, the Director or executive officer acts without knowledge that would cause such reliance to be unwarranted.

(b) The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

(c) The provisions of this Section 9.3 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth by the Delaware General Corporation Law.

Section 9.4 Expenses. The Corporation shall advance, prior to the final disposition of any proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article IX or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 9.5 of this Article IX, no advance shall be made by the Corporation if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

Section 9.5 Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article IX shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the Director or executive officer. Any right to indemnification or advances granted by this Article IX to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, also shall be entitled to be paid the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct set forth in the Delaware

General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 1.6 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of InCorporation, Certificate of Designation, By-laws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Delaware General Corporation Law.

Section 1.7 Survival of Rights. The rights conferred on any person by this Article XI shall continue as to a person who has ceased to be a Director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 1.8 Insurance. To the fullest extent permitted by the Delaware General Corporation Law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article IX.

ARTICLE X

AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by (a) the Board of Directors by a majority vote of the full Board at any annual, regular or special meeting called for such purpose; or (b) the stockholders of the Corporation by a majority vote of all stockholders at any annual meeting or special meeting called for such purpose; provided that prior notice of such proposed alteration, amendment, repeal or adoption of Bylaws is given to the directors or stockholders, as the case may be.

CERTIFICATION BY PRESIDENT, CHAIRMAN, AND ACTING SECRETARY

I, Troy Strother, certify that I am the duly elected, qualified President and Chairman and acting Secretary of CreditSmartPRO, Inc., a Delaware corporation, and that the foregoing Bylaws were duly approved by the Board of Directors of the Corporation.

July 23, 2014

Troy Strother
President, Chairman

EXHIBIT D

Growthink Expert Market Research Delivered

Prepared for:

Credit Smart Pro

Troy Strother

March 2012

TABLE OF CONTENTS

OVERVIEW

The company, Credit Smart Pro, offers keen credit repair services that are similar to credit counseling firms, save for the fact that with Credit Smart Pro (CSP) the customer is in complete control of their own credit repair. The company paves the way for its clients, providing updated documentation, guidance and forms that are necessary to properly dispute credit debt without further damaging the credit score. The service is provided entirely online, with tips, blog articles and videos to assist in the customer's endeavors. The site also helps customers to protect against identity theft and features a comprehensive support system backed by a satisfaction guarantee.

The following picture illustrates the flow of services from Credit Smart Pro.


download your credit reports and record adverse accounts at CreditSmartPro.com
CreditSmart creates customized dispute letters and timelines for your new credit repair campaign
print &mail your dispute letters
wait <30 days for response letters from your disputes
enter dispute responses into the CreditSmart system

Photo secured from csp2.fusedev.com

INDUSTRY ANALYSIS

Overview

The recession has created a stable market for this industry, with revenue expected to continue to show signs of slight growth through 2016[1]. The economy has brought about high levels of debt, allowing for credit repair and credit counseling companies to thrive at a consistent level. With the country slowly emerging from its downward slide, more citizens are seeking to repair their credit scores and regain their sense of independence from accrued debt. While there are no dominating players in this industry[1], there are multiple start-ups that have emerged over recent years and heightened levels of competition. Industries that provide similar services include:

1. **Local Credit Counseling Firms**
   - Credit attorneys offer standard services at competitive prices, inviting clients from various backgrounds and demographics who seek credit repair.
   - The ability to work locally provides a sense of comfort to clients who enjoy putting a face with the service they're paying for.
2. **Independent Research / Action**
   - Many citizens have taken matters into their own hands by researching credit repair and debt management in an attempt to turn their scores around.
   - These tactics are often free of charge.
   - Independent research can often be overwhelming for people who are not used to having to deal with matters of this magnitude, leaving them more confused and often leading to errors in execution.
3. **Online Guidance and How To Guides**
   - Online guides are frequently free and offer step by step guidance for repairing credit scores, including links to any forms needed and a plethora of professional tips.
   - As with independent research, this method can be overwhelming at times, leading to a large percent of those in need of services opting to have a professional handle the matter.

The credit repair and counseling industry has seen growth over recent years, with an estimated $45 billion in annual revenue and more than 730,000 businesses currently operating in the US.[1]

The Credit RepairMarket

The **Credit Repair market is expected to continue seeing growth as consumers take action to free themselves from credit debt**[1]; meaning that there will be more opportunities for profitable growth, but also a heightened number of competitors, both on and offline.

Market	Revenue	Annual Growth (06 – 11)
Credit Counselors, Surveyors... (US)	$45 Billion	0.6%

[1] *Ibisworld.com*

COMPETITIVE RESEARCH

Overview

The company's primary competitors are facilities that offer similar services, both online and offline. This includes do-it-yourself credit repair companies, as well as full service operations.

Key competitors include:

- **Lexington Law** (www.lexingtonlaw.com)
  Lexington Law is a national company that has been operating since 1991 and provides full service credit repair. Customers are able to send in their credit statements and speak with a paralegal about which charges should be disputed – Lexington Law then handles all disputes and negotiations with creditors for a monthly fee. Several articles and help sections, as well as the option to have live phone consultations, round out the services offered.
- **Sky Blue Credit** (www.skybluecredit.com)
  Sky Blue Credit is another full service credit score repair business. Customers are able to fill out an online form and submit it to the company, along with a copy of their credit report, to have Sky Blue Credit dispute the bad credit inducing charges with creditors. The company also handles re-disputes and offers credit counseling for those who desire it. Sky Blue Credit has been in business since 1989 and offers its services for a monthly fee that can be paid online.
- **Federal Trade Commission** (www.ftc.gov)
  The Federal Trade commission offers a comprehensive how-to guide for individuals looking to repair their own credit score. The organization provides a step-by-step guide, along with dispute letter templates and a variety of links to free resources for building a stronger credit report, working with counselors if necessary and budgeting. While it may be overwhelming for some, the service is completely free and features all of the necessary information for repairing credit scores.

While there are several credit repair and counseling services that are offered online, the majority of them are full service firms that charge a significantly higher monthly fee than Credit Smart Pro. Self-help guides are out there and, while some are easier to understand than others, the amount of work and time necessary to successfully dispute credit charges is easily overwhelming for many people. Credit Smart Pro's self-guiding credit repair system offers a different medium for people to pursue credit repair through – something in-between the high costs of full service firms and the overwhelming nature of pure do-it-yourself reference guides.

Online Market Intelligence

The company has an opportunity to increase its customer base by expanding its online presence through the utilization of key SEO tactics and analytics, ensuring heightened visibility over full service credit repair companies.

According to Compete.com, traffic to top competitors are as follows[2]:

- **Lexingtonlaw.com**: 308,767 unique visitors in January 2012.
- **Skybluecredit.com**: 7,518 unique visitors in January 2012.
- **Ftc.gov**: 1.04 million unique visitors in January 2012.

[2] *Compete.com*

The following chart focuses on the average monthly search volume for key terms directly relating to thecredit repair industry[3].

Keyword	Average Monthly US Search Volume
Credit Repair	301,000
Repair Your Credit	22,200
Fix Credit	110,000
Fix Bad Credit	12,100
My Credit	673,000
Credit	101 Million
Bad Credit	2.24 Million

[3] *Ispionage.com*

Online Assessment of the Most Direct Competitor

Lexington Law is arguably the inquiring company's most direct competitor due to its services and number of unique monthly visitors.

Lexington Law has a medium to high online ranking, with 846 incoming links for its website, including[4]:

- Craigslist.org
- Google.com
- Businessweek.com

The **top 4 search engine queries** driving traffic to Lexington Law's website are[4]:

- Lexington Law 42.12%
- Lexington Law Firm 3.39%
- Credit Repair 2.56%
- Credit Clean Up 1.97%

Lexington Law has **a low to medium presence across top social networking sites**. Statistics are as follows:

- **Facebook**: 123 friends (http://www.facebook.com/creditrepair).
- **Yelp**: 2 reviews, 4 stars (http://www.yelp.com/biz/lexington-law-firm-north-salt-lake).
- **Twitter**: 2,735 followers, 296 tweets (http://twitter.com/#!/lexingtonlaw).

[4] *Alexa.com*

CUSTOMER RESEARCH

Target customer segments for the company are those within the age range of 18 to 65 who are currently seeking to repair their credit score and gain protection against identity theft.

Facts concerning debt[5]:

- 10% of American carry more than $10,000 in credit card debt.
- 45% of homeowners carry some balance of their mortgage on their credit cards.
- 80% of American have some form of debt, including secured debt.
- Home mortgage debt has doubled to $8 trillion since 1998.

More facts concerning bad credit[6]:

- 1 out of every 5 individuals has very poor credit.

Possible areas for advertising:

- Google
- Yahoo.com
- Freecreditreport.com
- Freescore.com
- Creditloan.com
- Plaingreenloans.com

[5] *Americandebtadvisor.com*
[6] *Askthemoneycoach.com*

FINANCIAL RESEARCH

The average financial metrics for a mature company with the closest ties to credit repair comes from the "Legal Services" industry, and are as follows[7]:

Average Industry Income Statement

Sales	100.00%
Cost of Sales	4.71%
Gross Profit	95.29%
Officers Comp.	19.68%
Salary-Wages	28.49%
Rent	5.13%
Taxes	3.28%
Interest paid	0.50%
Amort. & Dep.	0.99%
Advertising	2.54%
Benefits-Pension	3.78%
Other SG&A Exp.	20.73%
Net Profit	10.18%

Average Industry Balance Sheet

Cash	29.15%
Receivables	7.60%
Inventory	0.10%
Other Current Assets	16.03%
Total Current Assets	52.88%
Fixed Assets	0.00%
Other Non-Current Assets	27.69%
Total Assets	100.00%
Accounts Payable	3.10%
Loans/Notes Payable	10.04%
Other Current Liabilities	27.92%
Total Current Liabilities	41.07%
Other Long-Term Liabilities	25.51%
Total Liabilities	66.57%
Net Worth	33.43%
Total Liabilities Net Worth	100.00%

Average Industry Financial Ratios

Return on Sales	10.18%
Return on Assets	37.49%
Return on Net Worth	112.15%
Quick Ratio	0.89%
Current Ratio	1.29%
Inventory Turnover	3,825.73%
Assets:Sales	27.14%
Tot Liabilities:Net Worth	1.99%

' *Bizstats.com*